Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

MERIT MEDICAL SYSTEMS, INC.

AND

ANGIODYNAMICS, INC.

Dated as of June 8, 2023

TABLE OF CONTENTS

ARTICLE 1

THE TRANSACTIONS

1.1	Purchased Assets	1
1.2	Excluded Assets	2
1.3	Assumed Liabilities	3
1.4	Excluded Liabilities	4
1.5	Non-Assignable Assets	5
1.6	Shared Contracts	6

ARTICLE 2

CONSIDERATION FOR TRANSFER

2.1	Purchase Price and Assumption of Assumed Liabilities	6
2.2	Withholding Taxes	6
ARTICLE 3

CLOSING AND CLOSING DELIVERIES

3.1	Closing; Time and Place	6
3.2	Deliveries by Seller	6
3.3	Deliveries by Purchaser	7

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

4.1	Organization and Good Standing	8
4.2	Authority; Binding Nature of Agreements	8
4.3	No Conflicts; Required Consents	9
4.4	Financial Information; No Undisclosed Liabilities	9
4.5	Purchased Inventory	10
4.6	Absence of Changes	10
4.7	Taxes	11
4.8	Intellectual Property	12
4.9	Material Contracts	14
4.10	Insurance	15
4.11	Compliance with Laws	15
4.12	Governmental Approvals; Product Liability	16
4.13	Proceedings and Orders	16
4.14	Title, Condition and Sufficiency of Assets	17
4.15	Brokers	17
4.16	Trade Control Laws	17

ii

4.17	Anti-Corruption Laws	18
4.18	Distributors, Customers and Suppliers	18
4.19	Intercompany Arrangements	18
4.20	Product Warranties	18
4.21	FDA and Regulatory Matters	18
4.22	Environmental, Health, and Safety Matters	19
4.23	No Other Representations and Warranties	19

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1	Organization and Good Standing	19
5.2	Authority; Binding Nature of Agreements	19
5.3	No Conflicts; Required Consents	20
5.4	Brokers	20
5.5	Proceedings and Orders	20
5.6	R&W Insurance Policy	20
5.7	Condition of the Business	21

ARTICLE 6

[RESERVED]

ARTICLE 7

POST-CLOSING COVENANTS

7.1	Cooperation	21
7.2	Return of Assets; Transfer of Purchased Assets	22
7.3	Records and Documents	22
7.4	Confidentiality	23
7.5	Non-Competition; Non-Solicitation	23
7.6	Product Recalls	24
7.7	Licensed Intellectual Property	25
7.8	Post-Closing Proceedings; Privilege Matters	25
7.9	Customer Inquiries	25
7.10	Misplaced Mail and Communications	25

ARTICLE 8

CONDITIONS TO CLOSING

8.1	Conditions to the Obligations of Each Party to Close	26

ARTICLE 9

TAX MATTERS

9.1	Purchase Price Allocation	26
9.2	Transfer Taxes	26
9.3	Property Taxes	27
9.4	Tax Contests	27
9.5	Tax Cooperation	27
9.6	Tax Priority Provision.	28

ARTICLE 10

[RESERVED]

ARTICLE 11

INDEMNIFICATION

11.1	Indemnification by Seller	28
11.2	Indemnification by Purchaser	28
11.3	[Reserved]	28
11.4	Procedures for Indemnification	28
11.5	Limits on Indemnification; Payment of Indemnifiable Damages	29
11.6	Remedies Exclusive	30
11.7	Adjustment to Damages.	30
11.8	Tax Treatment of Indemnification	31
11.9	Reimbursement	31

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1	Expenses	31
12.2	Interpretation	31
12.3	Entire Agreement	31
12.4	Amendment, Waivers and Consents	31
12.5	Successors and Assigns	32
12.6	Governing Law	32
12.7	Jurisdiction; Waiver of Jury Trial	32
12.8	Rules of Construction	32
12.9	Severability	32
12.10	Exhibits and Schedules	32
12.11	Notices	33
12.12	Rights of Parties	34
12.13	Public Announcements	34
12.14	Counterparts	34
12.15	Specific Performance	34
12.16	Electronic Data Room Materials	34
12.17	Further Assurances	34
12.18	Bulk Transfers	34

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Products
Exhibit C	General Assignment and Bill of Sale
Exhibit D	Purchaser Assignment and Assumption Agreements
Exhibit E	Patent Assignment
Exhibit F	Trademark Assignment
Exhibit G	Transition Services Agreement
Exhibit H	Contract Manufacturing Agreement
Exhibit I	Intellectual Property License Agreement
Exhibit J	Sublicense Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of June 8, 2023, by and between MERIT MEDICAL SYSTEMS, INC., a Utah corporation (“Purchaser”), and ANGIODYNAMICS, INC., a Delaware corporation (“Seller”).  The capitalized terms used in this Agreement are defined in Exhibit A hereto, unless otherwise defined herein.

RECITALS

WHEREAS, Seller is engaged in, among other things, manufacture and commercialization of the dialysis catheter and tract sealant system products identified on Exhibit B hereto (together, the “Products”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Assets (including the Products), on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

THE TRANSACTIONS

1.1          Purchased Assets.  Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, all of its right, title and interest in, to and under the following assets, free and clear of any Encumbrances (collectively, the “Purchased Assets”):

(a)           Purchased Inventory.  All inventories, including raw materials, works in process, semi-finished and finished products, stores, replacement and spare parts, packaging materials, operating supplies, inventory on consignment, and other inventories, in transit or deposited in warehouse, in each case to the extent primarily related to the Products, including, without limitation, the items set forth on Schedule 1.1(a) (collectively, the “Purchased Inventory”);

(b)           Intellectual Property.  The Purchased Intellectual Property;

(c)           Contracts.  The Contracts identified on Schedule 1.1(c) and Licenses identified on Schedule 4.8(c)(ii) (collectively, the “Assigned Contracts”);

(d)          Contract Claims.  All claims and other rights arising under the Assigned Contracts from and after the Closing (other than the Accounts Receivable) and all rights under or pursuant to warranties, representations, covenants, indemnities or guarantees made by suppliers, manufacturers or contractors in connection with products or services provided to Seller from third parties to the extent primarily related to the Products and arising from and after the Closing, including any rights to credits or claims for refunds or reimbursements (but excluding (i) cash security or other deposits and (ii) Tax assets) from third parties to the extent primarily related to the Products;

(e)           Governmental Approvals.  The Governmental Approvals and Permits (and pending applications therefor), filings and notifications that are necessary for the manufacturing, marketing, distribution and sale of the Products in all countries in which such Products are used, made, marketed, distributed or sold (although the transfer of some such Governmental Approvals and Permits will occur after the Closing pursuant to other Transaction Agreements) identified on Schedule 1.1(e);

(f)            Books and Records.  All information, including customer and supplier lists and details (including information reasonably necessary to enable Purchaser to fulfill any supplier due diligence obligations related to the Products with respect to conflict minerals and supply chain management), product and pricing information, account histories, research data and commercial data, on whatever medium (including paper and electronic media) and all books of account, general, financial, quality system, regulatory and tax records (other than minute books, organizational documents, stock records and similar records of Seller), in each case to the extent primarily relating to the Products or the other Purchased Assets and in Seller’s possession (collectively, the “Books and Records”); provided, however, that if any Books and Records contain any information of Seller or any of its Subsidiaries not primarily related to the Products or the other Purchased Assets, Seller may elect to redact those portions of such Books and Records to the extent the redaction solely pertains to information not related to the Products or Purchased Assets or, in Seller’s sole and absolute discretion, Seller may deliver unredacted copies of such Books and Records containing information not related to the Products or the other Purchased Assets but such information shall be subject to the confidentiality provisions of this Agreement, shall remain the property of Seller, and Purchaser shall have no rights with respect to such information;

(g)           Equipment and Machinery.  All equipment and machinery (including all tooling and molds) identified on Schedule 1.1(g), and the spare parts related to such equipment and machinery; provided, that the expense of moving any such equipment shall be borne by Purchaser;

(h)        Sales, Promotional and Training Items.  All sales and promotional literature and other sales-related materials, all labels and product inserts, all training videos and other training-related materials, and all patient forms, testimonials, and other patient-related materials, in each case in any medium (including paper and electronic media) to the extent used, formerly used or held for use in connection with the Products (“Promotional Material”);

(i)            Goodwill.  All goodwill of Seller of every kind and description to the extent primarily related to the Products or Purchased Assets, together with the exclusive right of Purchaser to represent itself as carrying on the Products in succession to Seller;

(j)            Claims.  All of Seller’s rights, causes of action, claims, defenses, counterclaims, rights of offset, deposits, prepayments, refunds, judgments, deductions, accounting rights, and demands of whatever nature, known or unknown, to the extent primarily related to the Products, the other Purchased Assets or the Assumed Liabilities; and

(k)           Other Assets.  The other assets of Seller identified on Schedule 1.1(k).

1.2          Excluded Assets.  Notwithstanding any other provision of this Agreement, the Purchased Assets shall not include, and Seller hereby retains and shall not sell, transfer, convey, assign or deliver to Purchaser, any property or assets of Seller not expressly set forth in Section 1.1 hereof (collectively, the “Excluded Assets”), including without limitation, the following property and assets:

(a)         any cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts (whether or not arising from the Products);

(b)        any accounts receivable of Seller, including any accounts receivable of the Products as of the Closing (collectively, the “Accounts Receivable”);

(c)           the Seller Licensed Intellectual Property;

(d)           any Intellectual Property Rights other than the Purchased Intellectual Property and Third Party Intellectual Property;

(e)           any software, laptops, desktops, computer peripherals or related computer hardware;

(f)           all Tax losses and credits, Tax loss and credit carry forwards and other Tax attributes, recoveries, all deposits or advance payments with respect to Taxes, and any claims, rights and interest in and to any refund, credit or reduction of Taxes (i) relating to the Purchased Assets for a Pre-Closing Tax Period and (ii) relating to the other assets of Seller for all periods;

(g)           all Tax Returns and other Tax records of Seller not relating solely to the Purchased Assets and the Assumed Liabilities;

(h)           any claims under insurance policies maintained by Seller;

(i)            all Contracts (included all Shared Contracts as provided in Section 1.6) other than the Assigned Contracts;

(j)            any assets related to any business or product lines of Seller other than the Products or the Purchased Assets;

(k)           all real property interests held by Seller (including leases of real property and leasehold interests);

(l)            all Employee Plans and assets related thereto;

(m)          Seller’s ownership or other equity interests in any Person;

(n)          other than the Books and Records, all information, including customer and supplier lists and details, product and pricing information, account histories, research data and commercial data, on whatever medium (including paper and electronic media) and all books of account, general, financial, quality system, regulatory and tax records of Seller or any of its Subsidiaries not primarily related to the Purchased Assets;

(o)           all rights of Seller under this Agreement and any other Transaction Agreement; and

(p)           without limiting the generality of the foregoing, the other assets of Seller identified on Schedule 1.2(p).

1.3          Assumed Liabilities.  Following the Closing, in accordance with and pursuant to the terms of this Agreement, Purchaser shall, pay, perform and discharge when due, and neither Seller nor any of its Affiliates shall have any responsibility or obligations with respect to the following Liabilities (collectively, the “Assumed Liabilities”):

(a)        all Liabilities to the extent arising out of, resulting from or related to the Products or the Purchased Assets after the Closing or Purchaser’s use or operation of the Products or the Purchased Assets after the Closing, including to the extent arising out of or relating to the design, testing, marketing, labeling, manufacture, distribution, use or sale of any Products after the Closing;

(b)          all Liabilities under the Assigned Contracts arising after the Closing, except to the extent such Liabilities arise out of or relate to any breach by Seller of, or failure to comply with, prior to the Closing, any covenant or obligation in any such Assigned Contract;

(c)          all Liabilities related to Product warranty claims (i) with respect to Products sold prior to the Closing or (ii) arising with respect to or related to any return, refund or Recall with respect to Products manufactured prior to the Closing, including all Liabilities for any credits, rebate or other amounts payable in respect of any return of Products sold prior to the Closing (regardless of whether the applicable warranty is express or implied and whether made before or after the Closing to the extent not resolved as of the Closing), in each case of clauses (i) and (ii), in an aggregate amount up to Seventy-Five Thousand Dollars ($75,000) (the “Assumed Pre-Closing Warranty and Recall Liabilities Amount”);

(d)          all Liabilities related to Product warranty claims (i) with respect to Products sold after the Closing, or (ii) arising with respect to or related to any return, refund or Recall with respect to Products manufactured after the Closing, including all Liabilities for any credits, rebate or other amounts payable in respect of any returned Products sold after the Closing;

(e)            all obligations of Purchaser under this Agreement or any other Transaction Agreement; and

(f)            all Liabilities for Taxes arising out of, related to, or with respect to the Purchased Assets or the Assumed Liabilities that are attributable to a Post-Closing Tax Period, including the portion of any Straddle Period beginning after the Closing Date.

1.4          Excluded Liabilities.  Notwithstanding anything to the contrary in this Agreement, Seller shall retain, and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any Liabilities of Seller other than the Assumed Liabilities, including without limitation, the following Liabilities (collectively, the “Excluded Liabilities”):

(a)          all Liabilities to the extent arising out of, resulting from or related to the Products or the Purchased Assets prior to the Closing or Seller’s use or operation of the Products or the Purchased Assets prior to the Closing, including to the extent arising out of or relating to the design, testing, marketing, labeling, manufacture, distribution, use or sale of any Products prior the Closing (other than the Assumed Pre-Closing Warranty and Recall Liabilities Amount);

(b)           all Liabilities, whether arising before, on or after the Closing arising out of, resulting from or related to the Excluded Assets;

(c)          all Liabilities related to Product warranty claims (i) with respect to Products sold prior to the Closing or (ii) arising with respect to or related to any return, refund or Recall with respect to Products manufactured prior to the Closing, including all Liabilities for any credits, rebate or other amounts payable in respect of any return of Products sold prior to the Closing, in each case of clauses (i) and (ii), to the extent the aggregate amount of such Liabilities exceeds the Assumed Pre-Closing Warranty and Recall Liabilities Amount;

(d)           all Liabilities of Seller for borrowed money;

(e)           all outstanding accounts payable under the Assigned Contracts arising prior to the Closing Date;

(f)           all Liabilities under any Assigned Contract (i) arising prior to the Closing or (ii) that arise after the Closing and arise out of or relate to any breach by Seller of, or failure to comply with, prior to the Closing, any covenant or obligation in any such Assigned Contract;

(g)         all Liabilities of Seller and its Affiliates for Taxes related to the Purchased Assets, the Products or the Assumed Liabilities that are attributable to a Pre-Closing Tax Period and all liabilities for Taxes that are otherwise transferred to Purchaser by operation of law under this Agreement that are attributable to a Pre-Closing Tax Period; and all Liabilities for Transfer Taxes pursuant to Section 9.2;

(h)        all Liabilities arising under or in connection with any Employee Plan including but not limited to (A) any Liability for severance payments, commissions, bonuses, continuing welfare plan coverage or similar remuneration or benefits payable to employees of Seller or its Affiliates; and (B) any liability imposed on Purchaser or any of its Affiliates by a Governmental Authority or any other Person resulting from successor liability or similar concepts;

(i)        all Liabilities in any way related to the employment or retention of any employees, former employees, directors or independent contractors of Seller; and

(j)            all obligations of Seller under this Agreement or any other Transaction Agreement.

1.5          Non-Assignable Assets.

(a)           Notwithstanding the foregoing, if any Assigned Contract or other Purchased Asset, including any Governmental Approval identified on Schedule 1.1(e), is not assignable or transferable (each, a “Non-Assignable Asset”) without the Consent of, or waiver by, a third party or action by a Governmental Authority (each, an “Assignment Consent”), either as a result of the provisions thereof or applicable Legal Requirements, and any such Assignment Consent is not obtained on or prior to the Closing Date, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Asset, and such Non-Assignable Asset shall not be included in the Purchased Assets.  Instead, for a period of three (3) years after the Closing, each of the parties hereto shall use commercially reasonable efforts to obtain all such Assignment Consents after the Closing Date; provided, however, that in connection therewith neither party nor any of its Affiliates shall be required to pay any sums of money (other than customary filing and application fees typically paid by a transferee) or make any concession therefor or otherwise agree to any action that would adversely affect such party or its Affiliates, or such party’s or its Affiliates’ businesses or operations.  After any such Assignment Consents are obtained Seller shall assign to Purchaser or its designee such Non-Assignable Assets for no additional consideration.  Following any such assignment, such assets shall be deemed Purchased Assets for purposes of this Agreement.  The fact of a failure to obtain any Consent, including an Assignment Consent shall not, in and of itself, result in a breach of this Agreement.

(b)          For a period of three (3) years after the Closing and subject to payment of the Purchase Price by Purchaser pursuant to Section 2.1, the parties shall and shall cause their respective controlled Affiliates to, cooperate with each other in any commercially reasonable arrangement designed to provide Purchaser or its designee with all of the rights, benefits, burdens and obligations of the Non-Assignable Assets after the Closing as if the appropriate Assignment Consents had been obtained (including enforcement for the benefit of Purchaser of any and all rights of Seller or any of its Affiliates against any other party arising out of any breach or cancellation of any such Non-Assignable Assets by such other party and, if requested by Purchaser, acting as an agent on behalf of Purchaser or as Purchaser shall otherwise reasonably require), including by granting subleases or other rights and establishing arrangements whereby Purchaser or its designee shall undertake the obligation to perform under Assigned Contracts.

1.6          Shared Contracts.  For a period of three (3) years after the Closing and subject to payment of the Purchase Price by Purchaser pursuant to Section 2.1, Seller shall use commercially reasonable efforts to cause the counterparty to each Shared Contract set forth on Schedule 1.6 to consent to the partial assignment of those rights of Seller under such Shared Contract related to a Product, or to otherwise reasonably cooperate with Purchaser in Purchaser’s efforts to enter into a new contract with such counterparty on substantially the same terms as exist under such Shared Contract, in each case at Purchaser’s sole cost and expense, in which case such partial assignment shall be deemed an Assigned Contract; provided, however, that in connection therewith in no event shall Seller or any of its Affiliates be required to pay any sums of money or make any concession therefor or otherwise agree to any action that would adversely affect in any material respect Seller or its Affiliates, or Seller’s or its Affiliates’ businesses or operations, including its relationship with such counterparty to the Shared Contract.  The portion related to the Products of each such Shared Contract for which the parties have received consent to such partial assignment shall thereafter be deemed to be an Assigned Contract hereunder and, if applicable, Seller shall wholly assign, or partially assign, such portion to Purchaser as of the Closing.  Any Shared Contract for which the arrangements described in this Section 1.6 have not been entered into shall be a Non-Assignable Asset subject to Section 1.5.

ARTICLE 2

CONSIDERATION FOR TRANSFER

2.1          Purchase Price and Assumption of Assumed Liabilities.  As full consideration for the sale, transfer, conveyance, assignment and delivery to Purchaser of the Purchased Assets by Seller, Purchaser shall (i) deliver to Seller at the Closing an amount equal to One Hundred Million Dollars ($100,000,000) (the “Purchase Price”) and (ii) assume at the Closing and, in due course in accordance with the terms applicable thereto, pay, perform and discharge the Assumed Liabilities.  The Purchase Price shall be paid by wire transfer of immediately available funds to the wire transfer address of Seller as provided to Purchaser prior to the Closing Date.

2.2          Withholding Taxes.  Purchaser or any of its designated Affiliates shall be entitled to deduct and withhold (without duplication) from the Purchase Price or other payments required to be made in accordance with this Agreement, such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Legal Requirement. Any such withheld Taxes shall be treated as having been paid to Seller as part of the Purchase Price.

ARTICLE 3

CLOSING AND CLOSING DELIVERIES

3.1          Closing; Time and Place.  The closing of the Transactions (the “Closing”) shall occur remotely by the exchange of documents and signatures (or their electronic counterparts) on the date hereof following the satisfaction or waiver of the conditions to closing set forth in Article 8, or at such other date, time or place as the parties may agree (the “Closing Date”).  The Closing shall be effective as of 12:01 a.m. mountain time on the Closing Date.

3.2          Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, each of the following items, duly executed and delivered by Seller as applicable:

(a)           General Assignment and Bill of Sale.  General Assignment and Bill of Sale covering all of the applicable Purchased Assets, substantially in the form attached hereto as Exhibit C (the “General Assignment and Bill of Sale”);

(b)           Purchaser Assignment and Assumption Agreements.  A Purchaser Assignment and Assumption Agreement between Seller and Purchaser enforceable in various jurisdictions, substantially in the form attached hereto as Exhibit D (“Purchaser Assignment and Assumption Agreements”);

(c)           Intellectual Property Assignments.  (i) A patent assignment (the “Patent Assignment”) substantially in the form of Exhibit E hereto, for all of the Patents listed on Schedule 4.8(a) and (ii) a trademark assignment (the “Trademark Assignment”), substantially in the form of Exhibit F attached hereto, for all of the Trademarks listed on Schedule 4.8(a);

(d)           Transition Services Agreement.  A transition services agreement, substantially in the form attached hereto as Exhibit G (the “Transition Services Agreement”), obligating Seller and certain of its Affiliates to provide certain transition services to Purchaser and certain of its Affiliates after the Closing;

(e)           Contract Manufacturing Agreement.  A contract manufacturing agreement, substantially in the form attached hereto as Exhibit H (the “Contract Manufacturing Agreement”) obligating Seller to supply Purchaser certain products;

(f)            Intellectual Property License Agreement. The license agreement governing Seller Licensed Intellectual Property and Purchaser Licensed Intellectual Property, substantially in the form of Exhibit I (the “Intellectual Property License Agreement”);

(h)          Sublicense Agreement.  The Sublicense Agreement of the Evonik License and Supply Agreement between the Parties, substantially in the form attached hereto as Exhibit J (the “Sublicense Agreement”), to entered into contemporaneously with this Agreement;

(g)           Books and Records.  The Books and Records;

(i)            Promotional Material. The Promotional Material;

(j)            Officer Certificate. A certificate executed by an executive officer of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all resolutions adopted in connection with the transaction contemplated hereby and thereby; and

(k)           IRS Form W-9.  A properly completed and executed IRS Form W-9 with respect to Seller.

3.3          Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller the following items, duly executed by Purchaser as applicable:

(a)          Wire Transfer.  A wire transfer in the aggregate amount equal to (x) the Purchase Price less (y) the Seller R&W Premium Amount in immediately available funds in accordance with Section 2.1;

(b)           General Assignment and Bill of Sale.  The General Assignment and Bill of Sale;

(c)           Purchaser Assignment and Assumption Agreement.  The Purchaser Assignment and Assumption Agreement;

(d)           Intellectual Property Assignments.  The Patent Assignment and the Trademark Assignment;

(e)           Transition Services Agreement.  The Transition Services Agreement;

(f)            Contract Manufacturing Agreement.  The Contract Manufacturing Agreement;

(g)           Intellectual Property License Agreement.  The Intellectual Property License Agreement;

(h)           Sublicense Agreement.  The Sublicense Agreement; and

(i)          Officer Certificate. A certificate executed by an executive officer of Purchaser certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all resolutions adopted in connection with the transaction contemplated hereby and thereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on Schedule 4 (the “Seller Disclosure Schedule”) attached to this Agreement (it being agreed that disclosure of any item in any schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), Seller hereby represents and warrants to Purchaser as follows as of the Closing (except for those representations and warranties made as of a particular date, in which case Seller represents to Purchaser as follows as of such date):

4.1          Organization and Good Standing.  Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. (a) Seller is duly qualified to conduct business and in good standing under the laws of each jurisdiction in which the manufacture and commercialization of the Products and assets (including the Purchased Assets) that Seller conducts or owns requires such qualification and (b) Seller has full power and authority required to own, lease and operate its assets and to carry on the manufacture and commercialization of the Products as now being conducted, in each case except where the failure to be so qualified or to have such power and authority would not reasonably be expected to be, individually or in the aggregate, material to the Products or the Purchased Assets.

4.2          Authority; Binding Nature of Agreements.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which Seller is a party. The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreement to which Seller is a party has been duly and validly authorized and approved by all requisite corporate action on the part of Seller.  The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements does not require the approval of the shareholders of Seller. This Agreement has been duly and validly executed and delivered by Seller.  Each of this Agreement and the other Transaction Agreements to which Seller is a party constitutes, or upon execution and delivery will (assuming due authorization, execution and delivery by Purchaser or its Affiliates, as applicable) constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

4.3          No Conflicts; Required Consents.  Neither the execution, delivery or performance of this Agreement nor any other Transaction Agreement by Seller nor the consummation of any of the Transactions will:

(a)           conflict with, violate, result in any breach of or constitute a default under (with or without notice or lapse of time) any of the provisions of the organizational documents of Seller,

(b)          conflict with, violate, result in any breach of or constitute a default under (with or without notice or lapse of time) any provision of any Material Contract, or require a Consent under any Material Contract;

(c)           (i) give any Governmental Authority or other Person the right to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller is bound or any of the Purchased Assets is subject, (ii) violate or conflict with any provision of, or result in the breach of, any Legal Requirement applicable to Seller or require any Consent of any Person under any Legal Requirement or (iii) constitute a default under or give any Person the right to declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any Material Contract or otherwise result in the termination of a Material Contract;

(d)          result in the imposition or creation of any Encumbrance upon or with respect to, or result in the imposition of additional obligations or loss of rights under, any Purchased Asset (other than Liens resulting from any facts or circumstances relating to Purchaser or its Affiliates); or

(e)          require Seller to make or deliver any filing or notice to a Governmental Authority, other than reporting under the Securities Exchange Act of 1934, as amended or any filings or notices required to record the transfer of ownership of the Purchased Intellectual Property or any required updates to an FDA registration and medical device listing;

except, with respect to clauses (b) and (c), for any violations, conflicts, defaults, terminations, cancellations, accelerations or impositions as would not reasonably be expected to be, individually or in the aggregate, material to the Products or the Purchased Assets.

4.4          Financial Information; No Undisclosed Liabilities.

(a)           Schedule 4.4(a) hereto includes unaudited net revenue and standard costs, in each case for the period commencing on June 1, 2020 and ending on May 31, 2023 for certain assets exclusively related to the final assembly and packaging of the Products (collectively, the “Financial Information”).  The Financial Information (i) has been prepared from and in accordance with the Books and Records of Seller and (ii) has been maintained in accordance with the business and accounting practices and internal controls and policies of Seller.  The Financial Information fairly presents in all material respects the revenues and cost of goods sold with respect to the Products as of the dates and for the periods indicated therein.  Otherwise, the Financial Information (x) includes information with respect to the Products as of the dates and for the periods indicated therein only with respect to the financial statement line items identified in Schedule 4.4(a) (and not other line items that would be required to be included in an income statement or balance sheet prepared in accordance with GAAP) and (y) does not include “Operating Expenses” line items identified in the Financial Information, such as costs allocated to the Products based on a percentage of the revenue of the operating segment of which the Products business unit is a part, and does not include allocations of corporate overhead expenses, including costs of information technology, legal, finance and accounting, human resources, regulatory and quality, tax or treasury functions, or other similar shared costs or allocations that would be attributable to the Products in an income statement prepared in accordance with GAAP.

(b)          Except (i) as set forth on Schedule 4.4(b), (ii) Liabilities reflected in the Financial Information, (iii) Liabilities incurred by Seller in the Ordinary Course of Business since the date of the Financial Information, and (iv) Liabilities set forth in any Contract which was entered into in the Ordinary Course of Business and which does not result from any breach of contract, breach of warranty, tort, claim or lawsuit arising as of or prior to Closing, Seller has, with respect to the Products or the Purchased Assets, no Liabilities.

(c)          Seller maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are recorded in a timely manner and as necessary to permit preparation of Financial Information in accordance with GAAP and to maintain accountability for earnings and assets.

4.5          Purchased Inventory.  Schedule 1.1(a) is a complete and accurate list of the Purchased Inventory as of June 7, 2023.  All of the items in the Purchased Inventory are (a) of a quality and quantity saleable in the Ordinary Course of Business, (b) meet current industry standards and specifications, (c) are not adulterated or misbranded and are in compliance with all Legal Requirements (including without limitation the Federal Food, Drug, and Cosmetic Act, and (d) have been acquired in bona fide transactions in the Ordinary Course of Business, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to the Products or the Purchased Assets.  All Purchased Inventory is owned by Seller free and clear of all Encumbrances (other than Permitted Encumbrances), and no Purchased Inventory is held on a consignment basis. The quantities of each item of Purchased Inventory (whether raw materials, work-in-process or finished goods) are reasonable and sufficient for the manufacture and commercialization of the Products under present circumstances. No items of Purchased Inventory are held by any bailee, warehouseman or other third party (other than inventory in route for delivery in the Ordinary Course of Business).

4.6          Absence of Changes.

(a)         Since December 31, 2022 through the date hereof, the Products have been manufactured and commercialized in the Ordinary Course of Business and Seller has not, with respect to the Products:

(i)           made any capital expenditures or entered into any commitment therefore with respect to the Products in an amount greater than $100,000, except in the Ordinary Course of Business;

(ii)          mortgaged, pledged or subjected to any Encumbrance any of its assets (whether tangible or intangible) or properties with a fair market value in excess of $100,000 in the aggregate;

(iii)          incurred, assumed or guaranteed any indebtedness for borrowed money except as would not constitute an Assumed Liability;

(iv)         made any loan (or forgiven any loan to), or entered into any other transaction with, any of its current or former Representatives other than employment or consulting relationships in the Ordinary Course of Business or as would not constitute an Assumed Liability;

(v)        sold, assigned, transferred, conveyed, licensed, leased or otherwise disposed of or agreed to sell, assign, transfer, convey, license, lease or otherwise dispose of any material portion of its assets or properties, except for the sale of inventories in the Ordinary Course of Business;

(vi)         cancelled or compromised any material debt or material claim, or waived, compromised or released any material right, except with respect to any Excluded Asset or Excluded Liability;

(vii)        entered into, accelerated, terminated, materially modified or cancelled any Material Contract or Governmental Approval, other than in the Ordinary Course of Business;

(viii)      with respect to the Purchased Assets, in each case, to the extent such action could materially affect Purchaser in a taxable period (or portion thereof) ending after the Closing Date, (A) changed any material Tax election or accounting method, (B) consented to the extension of any waiver of the limitation period applicable to any material Tax claim or assessment, or (C) settled or comprised any material Tax claim or assessment; or

(ix)          committed in writing to take any of the foregoing actions.

(b)          Since December 31, 2022 through the date hereof no event, development or circumstance has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect.

4.7          Taxes.

(a)           Except as set forth on Schedule 4.7(a), all Tax Returns in respect of or in relation to the Purchased Assets required to be filed have been timely filed (taking into account any extensions of time in which to file).  All such Tax Returns are correct and complete in all material respects and all Taxes in respect of or in relation to the Purchased Assets (whether or not shown on such Tax Returns) have been timely paid.

(b)          Except as set forth on Schedule 4.7(b), there is no pending dispute, audit or claim regarding Taxes pending against Seller or its Affiliates with respect to or in relation to any Purchased Asset claimed or raised by any Tax Authority and no Tax Authority has given written notice of the commencement of (or its intent to commence) any such actions, suits, claims, investigations or other legal proceedings.

(c)         There are no outstanding Encumbrances that have been proposed, asserted, or assessed by any Tax Authority for Taxes other than Permitted Encumbrances on the Purchased Assets.

(d)          Except as set forth on Schedule 4.7(d), the Assigned Contracts impose no Liability on Seller or its Affiliates, and following Closing will impose no Liability on Purchaser, for or with respect to the Taxes of any other Person.

(e)         Seller has not extended any statute of limitations period in respect of Taxes that relates to the Purchased Assets, or agreed to any extension of time with respect to an assessment or deficiency relating to such Taxes, for any taxable period with respect to which the statute of limitations has not expired (after giving effect to any extension or waiver).

4.8          Intellectual Property.

(a)          Schedule 4.8(a) sets forth a correct and complete list of the following, in each case that Seller owns or purports to own and that in each case is used primarily in connection with any Product: (i) Registered Intellectual Property Rights; (ii) unregistered Trademarks; (iii) unregistered Copyrights, including all Promotional Materials; and (iv) summaries of Trade Secrets (collectively, “Product Intellectual Property”), and in each case setting forth, for each item: the title; full legal name of the owner(s) of record; jurisdiction in which such item has been issued or registered or filed or applied for; status; registration number, serial number, or application number; and date of application, registration, or issuance, as applicable (collectively, the “Purchased Intellectual Property”).  Seller solely owns, and possesses all rights, titles and interests in and to all Purchased Intellectual Property, free and clear of all Encumbrances and upon Closing, Purchaser will be the sole owner of, and will have valid title to, and will have the full right to use, license, and transfer all of the Purchased Intellectual Property.

(b)        All of the Purchased Intellectual Property is valid, subsisting, enforceable and in full force and effect (other than any Intellectual Property Rights which have been expired, abandoned or cancelled, as indicated on Schedule 4.8(a)).  Seller has timely (i) paid any and all renewal and maintenance fees, annuities or other fees to any Governmental Authority to maintain the Product Intellectual Property and (ii) made any and all filings, submissions and responses to any Governmental Authority or other organization necessary to maintain the Product Intellectual Property. Except as disclosed on Schedule 4.8(a), no payments are owed and no filings, submissions, or responses are due to be made during the period of ninety (90) days following Closing for any Purchased Intellectual Property.

(c)          Schedule 4.8(c)(i) sets forth a correct and complete list of the following, in each case that are licensed to or used by, but not solely owned by, Seller in connection with any Product: (A) Registered Intellectual Property Rights; (B) unregistered Trademarks; (C) material unregistered Copyrights; and (D) Trade Secrets and other know-how (“Third Party Intellectual Property”).  Seller has a valid and enforceable license to all of the Third Party Intellectual Property as necessary in connection with the development, design, making, use, offer, sell, service, importation, or exportation of any Products, which such licenses (other than generally commercially available, “off-the-shelf” software programs and non-exclusive licenses  with an annual spend of less than $20,000 granted in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any Purchased Intellectual Property) and such licenses for Third Party Intellectual Property that are to be assigned to Purchaser are set forth on Schedule 4.8(c)(ii) (“Licenses”).  Each party to a License is and has been in compliance with, and has not, to Seller’s Knowledge, breached or defaulted under, any of such License, and no License has been threatened in writing to be terminated.  Seller does not owe any royalties, fees, honoraria, or other payment to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of Products, Third Party Intellectual Property or Purchased Intellectual Property, other than fees set forth in Licenses.

(d)          Other than Purchased Intellectual Property, Third Party Intellectual Property and Seller Licensed Intellectual Property, Seller has not used, utilized, or exploited any Intellectual Property Rights in connection with any Product. The Purchased Intellectual Property, Seller Licensed Intellectual Property and the Third Party Intellectual Property constitute all of the Intellectual Property Rights necessary for any use, manufacturing, development, selling, offering for sale, importation, exportation, marketing, or exploitation of any Product in all material respects.

(e)          Seller has not licensed, agreed to license or granted any other rights in or to any Purchased Intellectual Property, Third Party Intellectual Property, or Seller Licensed Intellectual Property to any Person except as listed on Schedule 4.8(e).

(f)         As of the date hereof, no Product, no use, manufacture, development, sale, offer for sale, importation, exportation, marketing, or exploitation of any Product, and no Purchased Intellectual Property (i) to Seller’s Knowledge infringes, misappropriates, dilutes, or otherwise violates any Intellectual Property Right of any third party, and, to Seller’s Knowledge, there is no valid basis for such claim, (ii) no investigation is pending or threatened in writing with respect to any possible infringement, misappropriation, dilution, or other violation of any Intellectual Property Right of any third party.  Except as listed on Schedule 4.8(f), (A) Seller has not received written, or to Seller’s Knowledge, oral notice of any allegation of any infringement, misappropriation, or violation of any Intellectual Property Right of any third party with respect to the Products or Purchased Assets, and (B) Seller has not requested or received any opinions of counsel related to any of the foregoing.

(g)          To Seller’s Knowledge no Person is, or since June 1, 2020 has been, infringing, misappropriating, diluting, or otherwise violating any Purchased Intellectual Property. Seller has not given notice to any third party, and no Proceeding has been initiated, threatened, or is pending against any third party, asserting any infringement, misappropriation, dilution, or violation of any Purchased Intellectual Property.  Since June 1, 2020, except as set forth on Schedule 4.8(g), Seller is not subject to any claim by any other Person seeking indemnification, defense or otherwise to be held harmless , and has not agreed to indemnify, defend or otherwise hold harmless any other Person, with respect to any Purchased Intellectual Property.

(h)         As of the date hereof, other than applications for Patents, Copyrights, Trademarks or other Intellectual Property Rights listed on Schedule 4.8(a), (i) there are no Proceedings before any Governmental Authority (including before the United States Patent and Trademark Office or United States Copyright Office) in any jurisdiction related to any of the Purchased Intellectual Property, and (ii) to Seller’s Knowledge, no Proceeding has, been initiated, threatened or is pending against Seller.  Since June 1, 2020, no notice from any Person has been received by Seller that challenges the validity, enforceability or use of, or any ownership or right of Seller regarding, any Purchased Intellectual Property.

(i)          Each current and former employee and contractor of Seller involved in the invention, development, creation, reduction to practice, or discovery of any Purchased Intellectual Property has signed and executed a valid and enforceable assignment irrevocably transferring all rights, title, and interest of such employee or contractor in or to such Purchased Intellectual Property to Seller, except as would not reasonably be expected to be, individually or in the aggregate, material to the Products or the Purchased Intellectual Property.  Seller has taken commercially reasonable measures to preserve and maintain the confidentiality of all Trade Secrets and other information of Seller included in the Purchased Assets that is confidential, secret, or subject to any disclosure limitation.  Seller has taken commercially reasonable measures to preserve and maintain the confidentiality of all Trade Secrets and other confidential information of any other Person in the possession and control of Seller in connection with the Products, including in compliance with all confidentiality, non-disclosure, and similar Contracts, duties, and obligations of Seller related thereto.  All Persons that have received Trade Secrets and other information of Seller included in the Purchased Assets that is confidential, secret, or subject to any disclosure limitation have agreed to preserve and maintain the confidentiality thereof, and to Seller’s Knowledge no Person has defaulted under or breached any such Contract.  To Seller’s Knowledge, no current or former employee or contractor has any patents issued or applications pending for any device, process, design, or invention of any kind now used or needed by Seller in furtherance of the Products, which patents or applications are not part of the Purchased Intellectual Property.

(j)         With respect to the Products and Purchased Assets, Seller is in compliance in all material respects with all applicable Legal Requirements and its posted privacy policies regarding the collection, receipt, use, privacy and protection of any information and data from customers or other Persons (including personally identifiable information and data) collected or otherwise obtained by Seller that are part of the Purchased Assets (the “Collected Information”).  Since June 1, 2020, Seller has used commercially reasonable security measures and safeguards in place to detect and prevent any security breaches and to protect the Collected Information from illegal or unauthorized access, use or processing by its personnel or third parties, or access, use, or processing by its personnel or third parties in a manner in violation of, or inconsistent with applicable Legal Requirements and the applicable posted privacy policies of Seller.  Since June 1, 2020, no Person has gained unauthorized access to or made any unauthorized use or processing of any Collected Information.  Without limiting the foregoing, Seller has in effect commercially reasonable information security, backup, disaster recovery and incident response policies with respect to any company system on which any Collected Information is stored.  Since June 1, 2020, no claims have been asserted or, to Seller’s Knowledge, threatened against Seller by any Person alleging any material violation of any individual’s privacy, personal or confidentiality rights related to any Collected Information.

4.9          Material Contracts.

(a)          Schedule 4.9(a) sets forth an accurate, correct and complete list of any Contracts in effect as of the date of this Agreement entered into by Seller that apply to the manufacture or commercialization of the Products and to which any of the descriptions set forth below apply (the Contracts required to be so listed, the “Material Contracts”):

(i)          any Contract for capital expenditures in excess of $50,000 individually, or $200,000 in the aggregate;

(ii)        any Contract with an agent, customer or distributor that resulted or would reasonably be expected to result in sales of greater than $50,000 per annum.

(iii)       any Contract with a vendor or supplier that resulted or would reasonably be expected to result in payments by Seller of greater than $50,000 per annum;

(iv)        any lease or other Contract under which Seller, with respect to the Products, is a lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party that requires rental payments in excess of $50,000 per annum;

(v)         any mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee in respect of indebtedness for borrowed money or any agreement that creates an Encumbrance (other than a Permitted Encumbrance) on any Product or Purchased Asset;

(vi)        any Contract that limits or purports to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii)       any Contract that is a license by Seller to a third party of Purchased Intellectual Property;

(viii)      any Contract related to the acquisition of a business or the equity of, or joint venture with, any other Entity;

(ix)         any Contract for the joint development of any product;

(x)          any Contract for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets, in each case, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the Ordinary Course of Business;

(xi)         any Contract with a Governmental Authority;

(xii)        any Contract for the distribution of any of the Products in any jurisdiction; and

(xiii)       any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (xii) above.

(b)          Each Material Contract is, assuming the due execution and delivery of the counterparties thereto, valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or any other party thereto is in breach of or default under (or, to Seller’s Knowledge, is alleged to be in breach of or default under) in any material respect, or since June 1, 2020 has provided or received any written, or to Seller’s Knowledge, oral notice of any intention to terminate, any Material Contract.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default by Seller or, to Seller’s Knowledge, any other party thereto under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any material right or obligation or the loss of any material benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Purchaser.

4.10          Insurance.  There are no insurance policies or fidelity bonds that are part of the Purchased Assets or which will continue to provide insurance for the Purchased Assets subsequent to the Closing Date.

4.11          Compliance with Laws.  Since June 1, 2020, Seller has been, and is now, in compliance in all material respects with all applicable Legal Requirements and Orders (including all applicable Environmental Laws and health, and safety Legal Requirements) with respect to the Products (including the manufacturing, sale and delivery of the Products) and Purchased Assets.  Seller has in effect all approvals, clearances, authorizations, certificates, filings, franchises, licenses, notices, permits, clearances, exemptions and registrations of, with or from all Governmental Authorities (collectively, “Permits”) that are required in all material respects for Seller’s manufacture and commercialization of the Products.  Schedule 4.11 contains a complete listing of all Permits required for the conduct of Seller’s business of manufacturing and commercializing the Products as currently conducted.  No violation, loss or expiration of any of such Permits is pending or, to Seller’s Knowledge, threatened other than expiration in accordance with the terms thereof.  No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.  Since June 1, 2020, no notice, citation, summons or order has been issued to Seller, no complaint has been filed with Seller, no penalty has been assessed against Seller and to Seller’s Knowledge no review or investigation, is pending or threatened, by any Governmental Authority with respect to any alleged failure by Seller to have any such Permit.

4.12          Governmental Approvals; Product Liability.

(a)          Since June 1, 2020, (i) there has not been conducted or requested in writing, nor, to Seller’s Knowledge, threatened by any Governmental Authority, any Recall in respect of any Product and (ii) no report of any death, injury, material defect or malfunction involving any Product has been filed or is required to have been filed with any Regulatory Authority under any United States or foreign Legal Requirement.  There are no pending, and since June 1, 2020, there have not been any, Proceedings or written threats thereof related to product liability involving any Products, and no such Proceedings or written threats have been settled, adjudicated or otherwise disposed of since June 1, 2020.

(b)          As of the date hereof, there are no citations, decisions, adjudications or statements, in each case issued in writing by any Regulatory Authority and affecting the Products, and Seller is not subject to any Order, asserting that any Product is defective or unsafe in any material respect or fails in any material respect to meet any Legal Requirement.  Seller is not under any duty to recall or correct any Product in the field.  Seller, with respect to the Products, (i) has obtained all applicable Governmental Approvals required by any Regulatory Authority to develop, test, manufacture, market, store, distribute and sell each of the Products in compliance with applicable Legal Requirements, including without limitation all clearances under Federal Food, Drug, and Cosmetic Act § 510(k), and all approvals, authorizations, registrations, or clearances in any jurisdiction where the Seller currently conducts such activities with respect to each of the Products and (ii) has made all filings with, and given all notifications to, all Regulatory Authorities in all material respects as required by all applicable Legal Requirements, and all such filings, reports and notifications were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing), in each case of clauses (i) and (ii), except as would not reasonably be expected to be, individually or in the aggregate, material to the Products or the Purchased Assets, or Purchaser’s right or ability to promote, distribute, and sell any Product.

(c)          There is no Proceeding pending or, to Seller’s  Knowledge, threatened in writing that would reasonably be expected to result in the suspension, termination, revocation, cancellation, material limitation or material impairment of any Governmental Approval or Permit, filing or notification, or any currently conducted Product research, development, testing, manufacturing, marketing, distribution or sales activities.

(d)          Seller has made available to Purchaser accurate and complete copies of all of the Governmental Approvals and Permits, filings and notifications identified on Schedule 1.1(e), including all renewals thereof and all amendments thereto.

(e)          Seller, and, to Seller’s Knowledge, any officer, employee or agent of Seller, has not been excluded or threatened in writing by any Governmental Authority with exclusion from participation in any federal health care program or engaged in any conduct for which a person could be excluded from participating in any federal healthcare program under Section 1128 of the Social Security Act.

4.13          Proceedings and Orders.  There is no Proceeding pending or, to Seller’s Knowledge, threatened against Seller or any of its Affiliates with respect to the Purchased Assets, including, without limitation, the Products or the Assumed Liabilities.  To Seller’s Knowledge, no event has occurred that would reasonably be expected to serve as a basis for the commencement of any such Proceeding.  Neither Seller nor any of its Affiliates is in default with respect to any Order related to the Products or the Purchased Assets.  None of Seller’s (with respect to the Products or Purchased Assets) properties, assets, operations or businesses, nor any of the Purchased Assets or Assumed Liabilities, is subject to any Order or any proposed Order.  There are no Proceedings pending or threatened in writing relating to the Products, the Purchased Assets or the Assumed Liabilities.  The foregoing sentences include, without limiting their generality, actions pending or threatened against Seller involving the employment (prior or present) of any of Seller’s officers’ or employees’ use of any information or techniques related to the Products, Purchased Assets or the Assumed Liabilities allegedly proprietary to such officer or employee.

4.14          Title, Condition and Sufficiency of Assets.

(a)          Seller is the sole and exclusive owner of, and has good and valid title to, all Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances. The Seller is the sole and exclusive owner of all  Governmental Approvals and Permits set forth on Schedule 1.1(e), and the Seller has not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of such Governmental Approvals.

(b)          Each piece of machinery and equipment included in the Purchased Assets is in good operating condition and repair (subject to normal wear and tear) and is adequate and suitable in all material respects for its use in connection with the manufacture or commercialization of the Products, meets current industry standards and specifications, and is in compliance with all Legal Requirements.

(c)          The Purchased Assets used in the manufacture and commercialization of the Products, together with (i) the administrative, back-office and professional services from accounting, audit, compliance, customs, legal, treasury, finance, tax, human resources, payroll, benefits, information technology, maintenance, insurance, logistics, marketing, sales, supply chain, customer service/allocation or other administrative groups, in each case that are currently provided by Seller, any of its Affiliates or any third party to the Products as well as to Seller or one or more of its Affiliates generally, (ii) the services from any employees of Seller or its Affiliates, (iii) the services to be provided by Seller and its Affiliates to Purchaser and its Affiliates pursuant to this Agreement, the Transition Services Agreement, the Contract Manufacturing Agreement and the other agreements contemplated hereby, (iv) the Shared Contracts and (v) any real property used in the manufacture and commercialization of the Products, and assuming all consents, permits and licenses have been obtained or transferred, constitute all of the assets used to manufacture and commercialize the Products in all material respects as operated during the twelve (12) months prior to the date hereof by Seller and its Affiliates.

4.15          Brokers.  Other than UBS Securities LLC, Seller has not retained any broker or finder or incurred any Liabilities for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transactions, and no broker, finder, investment banker or other Person is entitled to any fees or commissions in connection with the Transactions.

4.16          Trade Control Laws.  Neither Seller (with respect to the Products), nor to Seller’s Knowledge any of its officers, directors or employees, nor any Representative acting on behalf of Seller (with respect to the Products), is currently, or has been since June 1, 2020: (a) a Sanctioned Person, (b) organized or resident in a Sanctioned Country, (c) except as set forth on Schedule 4.16, engaged in any dealings or transactions, directly or indirectly, with any Sanctioned Person or in or with any Sanctioned Country, or (d) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Laws administered by the United States Department of Commerce, the United States Customs and Border Protection and the United States Department of Treasury’s Office of Foreign Assets Control (collectively, “Trade Control Laws”).  Since June 1, 2020, Seller has not (with respect to the Products) received from any Governmental Authority or, to Seller’s Knowledge, any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential violation of any Trade Control Laws.

4.17          Anti-Corruption Laws.  Since June 1, 2020, Seller has not (with respect to the Products), nor to Seller’s Knowledge, any of its officers, directors or employees, nor any Representative acting on behalf of Seller (with respect to the Products), (a) has made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or anything of value, directly or indirectly, to any Governmental Authority or other Person in violation of any applicable Anti-Corruption Laws, (b) otherwise violated any applicable Anti-Corruption Laws, or (c) engaged in off-label, false or misleading  promotion, advertising  or marketing of medical devices.  Since June 1, 2020, Seller (with respect to the Products) has not received from any Governmental Authority or, to Seller’s Knowledge, any other Person, any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential violation of applicable Trade Control Laws or Anti-Corruption Laws.

4.18          Distributors, Customers and Suppliers.  Schedule 4.18(a) sets forth a list of the names of the top ten (10) distributors of the Products, each by dollar value of sales to such distributors for the fiscal year ended December 31, 2022.  Schedule 4.18(b) sets forth a list of the names of the top ten (10) customers of the Products, each by dollar value of sales to such customers for the fiscal year ended December 31, 2022.  Schedule 4.18(c) sets forth a list of the names of the top ten (10) suppliers of the Products, each by dollar value of net purchases from such suppliers, for the fiscal year ended December 31, 2022.  Seller has not received any written, or to Seller’s Knowledge, oral notice (a) from any of the distributors listed on Schedule 4.18(a) that any such distributor intends to stop, materially decrease the rate of, or materially change the payment or price terms with respect to, distributing any products included in the Products, (b) from any of the customers listed on Schedule 4.18(b) that any such customer intends to stop, materially decrease the rate of, or materially change the payment or price terms with respect to, buying any products included in the Products, or (c) from any of the suppliers listed on Schedule 4.18(c) that any such supplier intends to stop, materially decrease the rate of, or materially change the payment or price terms with respect to, supplying products or services for the Products.

4.19          Intercompany Arrangements.  Set forth on Schedule 4.19 is a true and complete list of all Contracts between or among Seller or its Affiliates with respect to the Products.

4.20          Product Warranties.  Since June 1, 2020, each Product sold by Seller prior to the Closing has been manufactured, sold, and delivered in compliance with all express warranties set forth in any Contract to which such products are subject. Seller has furnished or made available to Purchaser complete and correct copies of the standard terms and conditions of sale for the Products (containing applicable guaranty, warranty and indemnity provisions).  Except for the written warranties set forth in the agreements furnished or made available to Purchaser, there are no legally binding warranties (written or oral) granted by Seller with respect to any Product.

4.21          FDA and Regulatory Matters.

(a)          Seller is in compliance in all material respects with all applicable Legal Requirements regarding registration, license and certification for each site at which a Product is manufactured, labeled, sold, or distributed.  Since June 1, 2020, to the extent that any Product is exported from the United States, Seller has exported such Product in compliance in all material respects with applicable Legal Requirements.  All design, development and manufacturing operations performed by or on behalf of Seller are being conducted in material compliance with the Quality Systems Regulations of the FDA (21 C.F.R. Part 820), Good Manufacturing Practices at 21 C.F.R. 210, 211, and, to the extent applicable to Seller, counterpart regulations in the European Union and all other countries where compliance is required.  Seller is in material compliance with all applicable Legal Requirements applicable to the maintenance, compilation and filing of reports, including Medical Device Reports (as defined in 21 CFR Part 803), with regard to the Products.  Since June 1, 2020, Seller has not received from the FDA or any other applicable Governmental Authority (i) any written notice contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products, or (ii) any notice of adverse findings, FDA Form 483s, notices of violations, warning letters, criminal proceeding notices under any Legal Requirement, or other similar communication from the FDA or other Governmental Authority alleging or asserting material noncompliance with any Legal Requirement.

(b)          All of the Seller’s labeling or other promotional or informational material regarding coding or billing relating to any Product is accurate in all material respects, and the Seller has not caused any health care provider or other entity to submit any false claims under 31 U.S.C. §§ 3729-3733 or any similar Legal Requirement.  The Seller’s marketing practices regarding any Product are in compliance in all material respects with the federal open payments rules, 42 U.S.C. § 1320a-7h and 42 C.F.R Part 403, Subpart I, and any similar medical device marketing Legal Requirements or any other jurisdiction in which the Seller does business.  Seller has not been excluded, suspended or debarred from participating in any federal health care program (as defined in 42 U.S.C. §1320a-7b(f)) or been subject to sanction pursuant to 42 U.S.C. §1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. §1320a-7b.  To Seller’s Knowledge, no such exclusions are threatened.

4.22          Environmental, Health, and Safety Matters.  Seller and its predecessors and Affiliates have complied with all applicable environmental, health, and safety Legal Requirements the failure of which to comply with would have a Material Adverse Effect or which could create any Encumbrance on the Purchased Assets.  Without limiting the generality of the foregoing, Since June 1, 2020, Seller and its predecessors and Affiliates have obtained and complied in all material respects with all permits, certificates, licenses, filings, approvals, and other authorizations of any Governmental Authority that are required pursuant to any applicable, environmental, health, and safety Legal Requirements for Seller’s manufacture and commercialization of the Products.

4.23          No Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 4 as qualified by the Seller Disclosure Schedules, neither Seller nor any other Person has made any other representation or warranty, expressed or implied, as to Seller, its Affiliates, the Products, the Purchased Assets or the Assumed Liabilities.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1          Organization and Good Standing.  Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Purchaser (a) is duly qualified to conduct business under the laws of each jurisdiction in which the nature of its business, the operation of its assets or the ownership or leasing of its properties requires such qualification; and (b) has full power and authority required to carry on its business as now being conducted, in each case except where the failure to be so qualified or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.2          Authority; Binding Nature of Agreements. Purchaser has all requisite corporate and other power and authority to execute and deliver this Agreement and all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements.

(a)          The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements have been duly and validly authorized and approved by all requisite action on the part of Purchaser.  The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements does not require the approval of the shareholders of Purchaser.

(b)          This Agreement has been duly and validly executed and delivered by Purchaser.  Each of this Agreement and the other Transaction Agreements to which Purchaser is a party constitutes, or upon execution and delivery will (assuming due authorization, execution and delivery by Seller, as applicable) constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

5.3          No Conflicts; Required Consents.  Neither the execution, delivery or performance of this Agreement nor any other Transaction Agreement by Purchaser nor the consummation of any of the Transactions will:

(a)         conflict with, violate, result in any breach of or constitute a default under (with or without notice or lapse of time) (i) any of the provisions of the organizational documents of Purchaser; (ii) any resolution or corporate action of Purchaser; (iii) any of the terms or requirements of any Governmental Approval held by Purchaser or that otherwise relates to the Transactions; or (iv) any provision of any Contract binding upon Purchaser or require a Consent under any such Contract, other than such conflicts, violations, breaches or defaults that, alone or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(b)          (i) give any Governmental Authority or other Person the right to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Purchaser or any of its assets is bound, (ii) violate or conflict with any provision of, or result in the breach of, any Legal Requirement applicable to Purchaser or require any Consent of any Person; or (iii) constitute a default under or give any Person the right to declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any Contract binding upon Purchaser; or

(c)         require Purchaser to make or deliver any filing or notice to a Governmental Authority, other than reporting under the Securities Exchange Act of 1934, as amended.

5.4          Brokers.  Other than Piper Sandler & Co., Purchaser has not retained any broker or finder or incurred any Liabilities for any brokerage fees, commissions or finder’s fees with respect to this Agreement or the Transactions for which Seller or any of its Affiliates is liable.

5.5          Proceedings and Orders.  There is no material Proceeding or Order pending or, to the knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.6          R&W Insurance Policy.  Purchaser has as of the date of this Agreement obtained the R&W Insurance Policy, which requires the R&W Insurance Company to waive any right of subrogation against Seller except in cases of Fraud by Seller in connection with the representations and warranties set forth in Article 4.

5.7          Condition of the Business.  Purchaser acknowledges that it is a sophisticated purchaser and, together with its Affiliates and Representatives, has made its own investigation, review and analysis regarding the Products, the other Purchased Assets, the Assumed Liabilities and the Transactions.  Purchaser is purchasing the Purchased Assets based on the results of its investigation, review and analysis and on the representations and warranties of Seller specifically set forth in Article 4.  Any claims Purchaser may have for breach of representation or warranty in connection with this Agreement shall be based solely on the representations and warranties of Seller set forth in Article 4 hereof as qualified by the Seller Disclosure Schedules.  Purchaser acknowledges that none of Seller, its Affiliates or Representatives is making, and Purchaser is not relying on, any statement, representation or warranty, oral or written, express or implied, except to the extent expressly set forth in Article 4 as qualified by the Seller Disclosure Schedules, including without limitation any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the business relating to the Products (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective Representatives or any other Person and none of Seller or any of its Affiliates or Representatives shall have any liability to Purchaser or any of its Affiliates or Representatives pursuant to this Agreement in connection with the use of, any information, documents or materials made available to Purchaser or its Affiliates or Representatives, whether orally or in writing, in any confidential information memoranda, virtual data rooms, management presentations, projections, due diligence discussions, question and answer responses (whether written or oral), or in any other form in expectation of the Transactions, except to the extent expressly set forth in Article 4 hereof as qualified by the Seller Disclosure Schedules. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the business relating to the Products, the Purchased Assets and the Assumed Liabilities without any representation or warranty as to merchantability or fitness thereof for any particular purpose or other warranties arising under the Uniform Commercial Code (or similar foreign Laws), except as expressly set forth in Article 4.

ARTICLE 6

[RESERVED]

ARTICLE 7

POST-CLOSING COVENANTS

7.1          Cooperation.  After the Closing, upon the request of Purchaser, Seller shall, and shall cause its controlled Affiliates to, use commercially reasonable efforts to (i) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as reasonably requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser of, Seller’s right, title and interest in and to the Purchased Assets in accordance with the terms of this Agreement, (ii) cooperate with Purchaser to enforce the terms of any Assigned Contracts, including terms relating to confidentiality and Intellectual Property Rights, and to transfer all Governmental Approvals (to the extent transferable) to Purchaser, and (iii) cooperate with reasonable requests from Purchaser to ensure an orderly transfer of customer relationships involving the Products to Purchaser.  After the Closing, Seller shall, and shall cause its controlled Affiliates to, promptly deliver to Purchaser (w) any mail, packages, orders, inquiries and other communications addressed to Seller and relating to the Products and (x) any property that Seller receives and that properly belongs to Purchaser or any of its Affiliates.  After the Closing, Purchaser shall, and shall cause its controlled Affiliates to, promptly deliver to Seller (y) any mail, packages, orders, inquiries and other communications addressed to a Seller or any of its Affiliates and relating to a business of Seller or its Affiliates other than the Products and (z) any property that Purchaser or such Affiliate receives and that properly belongs to Seller or any of its Affiliates.  The provisions of this Section 7.1 are not intended to, and shall not be deemed to, constitute an authorization by a party to permit another party to accept service of process on its behalf, and no party is or shall be deemed to be the agent of another party for service of process purposes. Promptly upon the Closing, the parties shall reasonably cooperate to facilitate any required updates to an FDA registration and medical device listing to de-list the Seller as the manufacturer or distributor of any of the Products, and shall cooperate with Purchaser to facilitate Purchaser updating its FDA registration and listing to list Purchaser as the manufacturer or distributor of each of the Products.

7.2          Return of Assets; Transfer of Purchased Assets.

(a)          In the event that any Excluded Asset or Excluded Liability is discovered by Purchaser or any of its Affiliates or identified to Purchaser in writing by Seller at any time after the Closing Date, possession or ownership of which or responsibility for which previously has been transferred to, or assumed by, Purchaser or any of its Affiliates in connection with the Transactions (i) Purchaser shall return or transfer and convey or assign (without further consideration) to Seller, and Seller shall accept or assume, as applicable, such Excluded Asset or Excluded Liability; (ii) Seller shall assume (without further consideration) any Liabilities associated with such Excluded Assets or Excluded Liabilities; and (iii) Purchaser and Seller shall execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary to effect the transfer or assignment of such Excluded Asset or Excluded Liability back to, or assumption of such Excluded Liability by, Seller.

(b)         In the event that any Purchased Asset or Assumed Liability is discovered by Seller or any of its Affiliates or identified to Seller in writing by Purchaser at any time after the Closing Date, possession or ownership of which has not been transferred to, or assumed by, either Purchaser or its Affiliates at such time, (i) Seller shall promptly take such steps as may be required to transfer and convey or assign, or cause to be transferred or assigned (without further consideration) to Purchaser, and Purchaser shall accept or assume, as applicable, such Purchased Asset or Assumed Liability; (ii) Purchaser shall assume (without further consideration) any Liabilities associated with such Purchased Assets or Assumed Liabilities; and (iii) Purchaser and Seller shall execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary to effect the transfer or assignment of such Purchased Asset or Assumed Liability by Purchaser.

7.3          Records and Documents.  For a period of seven (7) years after the Closing, at the other party’s request, each party shall provide the other party and its Representatives with access to and the right to make copies (at the sole expense of the requesting party) of those records and documents related to the Products (possession of which is retained by Seller or transferred to Purchaser, as applicable), as may be necessary in connection with any third-party litigation, the preparation of financial statements, any accounting or Tax purposes, or the conduct of any audit or investigation by a Governmental Authority (excluding claims under this Agreement in which case the parties shall comply with Article 9 and Article 11, as applicable, instead of this Section 7.3); provided, however, that no party shall be required to violate any obligation of confidentiality to which such party or any of its Affiliates is subject or to waive any privilege which any of them may possess in discharging its obligations pursuant to this Section 7.3; provided, further, however, that in any such case, each party shall, and shall cause its controlled Affiliates to, reasonably cooperate with the requesting party to implement alternative arrangements to permit the access contemplated hereby.  The foregoing will not require any party to permit any inspection, or to disclose any information, that in its reasonable judgment, upon the advice of outside counsel, is commercially sensitive or reasonably likely to result in the waiver of any attorney-client privilege.  If at any time after the Closing, Seller becomes aware that it or any of its controlled Affiliates has in its or their possession any business records, financial books and records, minute books, sales order files, purchase order files, engineering order files, warranty and repair files, supplier lists, customer lists, dealer, representative and distributor lists, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, technical data, information relating to any Governmental Approvals, or production and quality control records and formulations, in each case, to the extent related to the Products or the Purchased Assets (collectively “Business Records”), Seller shall promptly forward such Business Records to Purchaser.  If, following the Closing, Purchaser contacts Seller to inquire as to whether any specific Business Records are in the possession of Seller or any of its Affiliates, Seller will use commercially reasonable efforts to determine whether such Business Records are in its possession or the possession of any of its controlled Affiliates and, to the extent Seller locates any such Business Records, Seller will promptly forward such Business Records to Purchaser.  If any such Business Records contain any information of Seller or any of its Subsidiaries not related to the Products or the other Purchased Assets, Seller may elect to redact those portions of such Business Records to the extent pertaining to such other information or, in Seller’s sole and absolute discretion, Seller may deliver unredacted copies of such Business Records containing information not related to the Products or the other Purchased Assets but such information shall be subject to the confidentiality provisions of this Agreement, shall remain the property of Seller, and Purchaser shall have no rights with respect to such information.

7.4          Confidentiality.  Except as required by law or administrative process and except for information which is now or hereafter becomes public other than as a result of a breach of this Section 7.4, without limitation to any other rights or obligations under the Confidentiality Agreement, for a period of five (5) years after the Closing Date, except that with regard to each Trade Secret for which the relevant period will be as long as such Trade Secret remains otherwise protectable as a trade secret, Seller shall not disclose to any other Person any Confidential Information used in or relating to the Products, the Purchased Assets, Purchaser or Purchaser’s business, whether in written, oral or other form; provided that nothing in this Section 7.4 shall in any way limit the disclosure of any such information to the Representatives of Seller in order to assist Seller with respect to the Transactions and the Transaction Agreements.

7.5          Non-Competition; Non-Solicitation.

(a)          For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) engage in or assist others in engaging in the Restricted Business anywhere in the world; or (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business anywhere in the world in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; provided, that nothing in this Section 7.5(a) shall preclude Seller or any of its Affiliates from:

(A)         owning, directly or indirectly, securities of any Person if Seller or its Affiliate is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person;

(B)        entering into and consummating an agreement with any Person with respect to a merger, share exchange or other business combination transaction with respect to Seller immediately following which the beneficial owners of the voting capital stock of Seller immediately prior to the consummation of such transaction do not, directly or indirectly, beneficially own a majority of the combined voting power of the outstanding voting capital stock entitled to vote generally in the election of directors (or Persons performing a similar function) of the entity resulting from such transaction, and in the event of such transaction, the restrictions contained in this Section 7.5(a) shall not apply to such acquirer or its Affiliates; or

(C)         acquiring any entity, assets or business that is engaged in a Restricted Business if (x) the revenues from the Restricted Business constitute less than twenty-five percent (25%) of the total revenues generated by such entity, assets or business or, (y) if such revenues constitute more than twenty-five percent (25%) of the total revenues generated by such entity, assets or business, Seller or its Affiliate, as applicable, divest the portion of such entity, assets or business that is engaged in a Restricted Business within twelve (12) months following the acquisition thereof; provided, that for purposes of this clause (y), Seller shall first offer to sell such divested portion to Purchaser and, if Purchaser elects to make an offer for the divested portion, which offer Seller agrees to consider in good faith, but such offer is not accepted by Seller, Seller shall divest such portion solely for consideration that is equal or more favorable to Seller, in the aggregate, than as set forth in such rejected Purchaser offer.

(b)          Without limiting the generality of the provisions of Section 7.5(a), Seller hereby agrees that during the Restricted Period, Seller will not, and will cause each of its Subsidiaries not to, directly or indirectly, through another Person, as employee, agent, consultant, director, equity holder, manager, co-partner or in any other capacity without Purchaser’s prior written consent, solicit any clients, purchasers or suppliers of Purchaser in any manner designed to take business away from Purchaser with respect to the Restricted Business.  For the avoidance of doubt, in no event shall this Section 7.5(b) restrict any Seller communications made in the Ordinary Course of Business or communications relating to any business of Seller or its Affiliates as of the date of this Agreement or any business Seller may have in the future to the extent not related to the Products.

(c)          Seller acknowledges and agrees that the territorial, time and scope limitations set forth in this Section 7.5 are reasonable and are properly required to protect Purchaser’s substantial investment hereunder and for the protection of Purchaser’s legitimate interest in client relationships, goodwill and trade secrets related to the Products and Purchased Assets, and that such limitations would not impose any undue burden upon Seller.  In the event that any such territorial, time or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, Seller agrees, and Seller submits, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court will deem reasonable or enforceable under the circumstances.  If such partial enforcement is not possible in such jurisdiction, the provision will be deemed severed as to such jurisdiction, and the remaining provisions of this Agreement will remain in full force and effect.

(d)           Seller acknowledges and agrees that in the event of Seller’s, or any of its Affiliate’s actual or threatened breach of any of the provisions contained in this Section 7.5, Purchaser will have no adequate remedy at law.  Seller accordingly agrees that in the event of any actual or threatened breach of any of the provisions contained in this Section 7.5, Purchaser will be entitled to injunctive relief, without the need of posting bond or proving actual damages, as may be deemed necessary or appropriate by a court of competent jurisdiction.

(e)          Purchaser and Seller each further covenant and agree that during the Restricted Period, neither party will make any disparaging remarks (whether or not such party deems such comments to be true and accurate) about the other party or its officers, directors or employees and each of Purchaser and Seller shall refrain from saying or doing anything that reasonably could hold the other party or its officers, directors or employees up to disrepute in the eyes of any other person or entity.  This subsection (e) does not, in any way, (i) restrict or impede Purchaser or Seller from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency; provided that such compliance does not exceed that required by the law, regulation or order or (ii) apply to Purchaser’s or Seller’s exercise of its rights under this Agreement or the Transaction Agreements.

7.6          Product Recalls.  Subject to the terms of the Transaction Agreements, from and after the Closing Date, Purchaser shall have the sole right to conduct all voluntary and involuntary recalls, corrections, market withdrawals, market refunds or replacements, “dear doctor” letters, investigator notices, stock recoveries and other field actions or notices relating to an alleged lack of safety, efficacy or regulatory compliance (“Recalls”) of Products (whether Products were made before or after Closing), including Recalls required by any Governmental Authority and voluntary Recalls of Products. Without limitation of, and subject to, Purchaser’s rights under the Contract Manufacturing Agreement, any Damages or other Liabilities arising with respect to or related to any Recall of any units of Product made on or after the Closing Date (including Products purchased under the Contract Manufacturing Agreement) shall be Assumed Liabilities.  Upon the reasonable request of Purchaser, Seller shall cooperate and assist, and shall cause its Affiliates to cooperate and assist, Purchaser in implementing and effecting a Recall with respect to Products.

7.7          Licensed Intellectual Property.  Schedule 7.7(a) sets forth a list of the Seller Licensed Intellectual Property and Schedule 7.7(b) sets forth a list of the Purchaser Licensed Intellectual Property.  Purchaser will have the right to utilize the Seller Licensed Intellectual Property, and Seller will have the right to utilize the Purchaser Licensed Intellectual Property, according to the terms of the Intellectual Property License Agreement following the Closing.

7.8          Post-Closing Proceedings; Privilege Matters.

(a)          From and after the Closing, Seller, on the one hand, and Purchaser, on the other hand, shall use commercially reasonable efforts to, upon the reasonable written request of the other party, cooperate in connection with any Proceedings in which the requesting party may from time to time be involved relating to the Products prior to or after the Closing.  Any such cooperation shall be provided during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such requested party or Persons.  Seller and Purchaser agree to reimburse each other for reasonable out-of-pocket expenses, including reasonable attorneys’ fees, but excluding officers’ or other employees’ salaries, incurred by the other in connection with providing cooperation pursuant to this Section 7.8(a).

(b)          From and after the Closing, except to the extent required by Legal Requirement or Governmental Authority, no party shall intentionally disclose to any third party, and no party shall permit any of its respective controlled Affiliates to intentionally disclose to any third party, any documents or other information that, if disclosed, would cause a waiver of any privilege that can be asserted under any Legal Requirement by the other party (i) if such waiver would reasonably be expected to have an adverse effect on the other party or any of its Affiliates, (ii) with respect to (A) the Products, the Purchased Assets or the Assumed Liabilities or (B) the process relating to the sale of the Products.

7.9          Customer Inquiries. During the Restricted Period, Seller shall notify Purchaser of each inquiry that Seller receives relating to the Products from a customer of a Product or any other Person that submits a written indication of interest or purchase order related to Products.

7.10         Misplaced Mail and Communications. After the Closing Date, each party to this Agreement and its Affiliates may receive mail, packages, and other communications (including electronic communications) properly belonging to the other party (or the other party’s Affiliates). Accordingly, at all times after the Closing Date, each party authorizes the other party and its Affiliates to receive and open all mail, packages and other communications received by it and not unambiguously intended for the other party (or its Affiliates) or any of the other party’s (or its Affiliates’) officers or directors, and to retain the same to the extent that they relate to the Products (in the case of receipt by Purchaser or its Affiliates) or Seller’s other businesses (in the case of receipt by Seller or its Affiliates), or to the extent that they do not relate to the Products (in the case of receipt by the Purchaser or its Affiliates) or Seller’s other businesses (in the case of receipt by Seller or its Affiliates), the receiving party shall promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages, or other communications (or, in case the same relate to both the Products and Seller’s other businesses, copies thereof) to the other party. The provisions of this Section 7.10 are not intended to, and shall not be deemed to, constitute an authorization by either party to permit the other party to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes.

ARTICLE 8

CONDITIONS TO CLOSING

8.1          Conditions to the Obligations of Each Party to Close.  The obligations of each party to consummate the Transactions shall be subject to the satisfaction, on or prior to the Closing Date, of the condition, which may be waived by the parties in writing, that no Proceeding shall have been commenced by a Governmental Authority against Seller or Purchaser, which would prevent the Closing, and that no injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated by this Agreement.

ARTICLE 9

TAX MATTERS

9.1          Purchase Price Allocation.

(a)          No later than ninety (90) days after the date hereof, Purchaser shall provide Seller with a schedule allocating the Purchase Price (plus the Assumed Liabilities and any other Liabilities deemed assumed by Purchaser for United States federal income Tax purposes) among the Purchased Assets in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder, and any other applicable Tax laws that the Parties must satisfy with respect to an allocation of the Purchase Price (the “Purchase Price Allocation”).  If Seller provides no comments with respect to the Purchase Price Allocation by written notice to Purchaser within thirty (30) days after receipt by Seller of the Purchase Price Allocation, then the Purchase Price Allocation shall be deemed final, binding and conclusive for all purposes of this Agreement and with respect to any Tax filings made in connection with the actions and transactions contemplated by this Agreement.  If Seller provides any comments with respect to the Purchase Price Allocation by written notice to Purchaser within thirty (30) days after receipt by Seller of the Purchase Price Allocation, and sets forth in such written notice the disputed item or items and the basis for its objection in reasonable detail, then Seller and Purchaser shall negotiate in good faith to resolve any such dispute for a period of fifteen (15) days thereafter.  If, within fifteen (15) days of Purchaser’s receipt of a valid written notice of objection to the Purchase Price Allocation, Purchaser and Seller have not reached an agreement regarding the disputed item or items specified in such written notice, Purchaser and Seller shall submit (at the expiration of such fifteen (15) day period) all disputed items for resolution to an independent accountant.  The independent accountant shall deliver to Purchaser and Seller a written determination of any disputed item within twenty (20) days of submission of the dispute to the independent accountant, which determination shall be final, binding and conclusive on the parties hereto.  The fees and expenses of the independent accountant will be shared equally by Seller and Purchaser.

(b)          Seller and Purchaser shall report all Taxes and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Purchase Price Allocation (as appropriately adjusted), and shall take no position inconsistent therewith (including in any audits or examinations by any Tax Authority), unless, and then only to the extent, required by a Final Determination.  Seller and Purchaser (or any of their respective Affiliates) shall exchange completed and executed forms required by applicable law with respect to the allocation (including IRS Form 8594) at least thirty (30) days prior to the due date for filing such forms and shall cooperate in the filing of any such forms, including any amendments to such forms required as a result of any adjustment to the Purchase Price pursuant to this Agreement.

9.2          Transfer Taxes.  Except as provided in Section 9.3 below, Seller shall be responsible for all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby.  The applicable Transfer Taxes shall be paid when due.  All Tax Returns and other documentation with respect to all Transfer Taxes shall be timely filed by Seller.  Seller and Purchaser shall cooperate to facilitate Seller in filing all necessary documents (including all Tax Returns) with respect to all such Transfer Taxes in a timely manner.

9.3          Property Taxes.  In the case of any Property Taxes on the Purchased Assets for any Straddle Period, the Taxes of Seller and Purchaser shall be allocated between the Pre-Closing Tax Period, which shall be for Seller’s account, and the Post-Closing Tax Period, which shall be for Purchaser’s account, as follows: (a) Taxes attributable to the Pre-Closing Tax Period shall equal the Property Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period, and (b) Taxes attributable to the Post-Closing Tax Period shall equal the Property Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Post-Closing Tax Period and the denominator of which is the number of days in the Straddle Period.  The party required by applicable law to pay to the Tax Authority any such Property Taxes for a Straddle Period and to file any related Tax Return (the “Paying Party”) shall provide the other party (the “Non-Paying Party”) a statement setting forth the Non-Paying Party’s share of such Taxes for a Straddle Period as determined pursuant to this Agreement, together with such supporting evidence as is reasonably necessary to calculate such amount, and the Non-Paying Party shall reimburse the Paying Party its share of such Taxes, not later than five (5) Business Days before such Taxes are required to be paid.  The Paying Party shall furnish the Non-Paying Party a copy of any such Tax Return and a copy of a receipt showing payment of any such Taxes to the Tax Authority.

9.4          Tax Contests.  Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any of its Affiliates of notice of any pending or threatened Tax audits, examinations or assessments which may materially affect the amount of any Tax which is, in whole or in part, an Excluded Liability; provided, that Purchaser’s failure to provide such timely notice shall not negate Purchaser’s right to indemnity for such Taxes unless it impairs Seller’s legal right to contest such Taxes.  Notwithstanding anything to the contrary in Section 11.4, Seller shall have the sole right to control the contest and resolution of any Tax audit, examination, assessment or other administrative or court proceeding relating to (each a “Tax Contest”) any Tax which is, in whole or in part, an Excluded Liability, and in each case to employ counsel of its choice at its expense, provided, that, if the resolution of such Tax Contest could increase the Tax liability of, or reduce any Tax benefit available to, Purchaser or any of its Affiliates for any Post-Closing Tax Period, Seller shall not settle, discharge, compromise, or otherwise dispose of such Tax Contest if such disposition would result in, or otherwise involve, shifting any receipts, revenues, income, or profits, from a Pre-Closing Tax Period to a Post-Closing Tax Period or otherwise would reasonably be expected to have a material adverse consequence to Purchaser or any of its Affiliates without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  Neither Purchaser nor any of its Affiliates may settle any Tax Claim relating, in whole or in part, to any Tax which is an Excluded Liability without the prior written consent of Seller, which consent may be withheld in the sole discretion of Seller.  Each of Purchaser and Seller shall, or shall cause their respective Affiliates to, furnish to each other copies of all correspondence received from any Tax Authority in connection with any Tax Contest or information request with respect to any taxable period for which the other party or its Affiliates may have Liability under this Agreement.

9.5          Tax Cooperation.  After the Closing, each of Purchaser and Seller shall furnish, and cause their respective controlled Affiliates to furnish, to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the preparation or filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by or dispute with any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return.  Each of Purchaser and Seller shall provide, or cause their respective controlled Affiliates to provide, timely notice to each other in writing of any pending or threatened Tax audit, examination, assessment or other administrative or court proceeding with respect to the Purchased Assets for any taxable period for which the other party may have Liability under this Agreement.

9.6          Tax Priority Provision.  To the extent this Article 9 conflicts with the provisions of any other Article in this Agreement, this Article 9 shall govern.

ARTICLE 10

[RESERVED]

ARTICLE 11

INDEMNIFICATION

11.1          Indemnification by Seller.  Subject to the limitations set forth in this Article 11, from and after the Closing, Seller shall indemnify, defend, compensate, reimburse and hold harmless Purchaser, its Subsidiaries, and their respective officers, directors, agents, employees and Affiliates (collectively, the “Purchaser Indemnified Persons”) from and against any and all Damages, including reasonable attorneys’ fees (collectively, “Purchaser Damages”), from third party claims arising out of, relating to or resulting from (a) any breach of a covenant of Seller contained in this Agreement, or (b) any Excluded Liability.

11.2          Indemnification by Purchaser.  Subject to the limitations set forth in this Article 11, from and after the Closing, Purchaser shall indemnify, defend, compensate, reimburse, and hold harmless Seller, its Subsidiaries, and their respective officers, directors, agents, employees and Affiliates (collectively, the “Seller Indemnified Persons”) from and against any and all Damages, including reasonable attorneys’ fees (collectively, “Seller Damages”), from third party claims arising out of, relating to or resulting from (a) any breach of a covenant of Purchaser contained in this Agreement, (b) any Assumed Liability; and (c) the possession, ownership, use, operation and management of the Purchased Assets or the Products by Purchaser (or its Affiliates) from and after the Closing.

11.3          [Reserved]

11.4          Procedures for Indemnification.

(a)          Promptly after receipt by a party entitled to indemnification under Sections 11.1 or 11.2 or any other provision of this Agreement (the “Indemnitee”) of written notice of the assertion or the commencement of any Proceeding against any Indemnitee by a third party with respect to any matter referred to in Sections 11.1 or 11.2, the Indemnitee shall give written notice describing such claim or Proceeding in reasonable detail in light of the circumstances then known to the Indemnitee to the party obligated to indemnify Indemnitee (the “Indemnitor”), provided, however, that failure of the Indemnitee to give such written notice to Indemnitor as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such claim.  In connection with any such Proceeding, the Indemnitor shall be entitled to assume the defense thereof and shall have the sole power to direct and control such defense with counsel selected by the Indemnitor; provided, however, that the Indemnitor shall not have the right to assume or control the defense of any Proceeding if at any time (i) the Indemnitee shall have one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnitor, and, in the reasonable opinion of the Indemnitee, counsel for the Indemnitor could not adequately represent the interests of the Indemnitee because such interests could be in conflict with those of the Indemnitor; (ii) the claim involves any criminal proceeding against an Indemnitee, (iii) the claim seeks an injunction, equitable relief or other non-monetary relief against any Indemnitee, or (iv) the Indemnitor shall not have assumed the defense of the Proceeding within twenty (20) days of notice of such Proceeding.

(b)          If the Indemnitor shall assume the defense of any Proceeding, the Indemnitee shall be entitled to participate in any Proceeding at its expense, and the Indemnitor shall not settle such Proceeding unless (i) the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnitee from all liability with respect to the matters that are subject to such Proceeding, the settlement does not contain any sanction or restriction upon the conduct of any business by the Indemnitee or its Affiliates and the settlement does not include any admission of wrongdoing or misconduct by any Indemnitee or its Affiliate, or (ii) the settlement otherwise shall have been approved by the Indemnitee, such approval not to be unreasonably conditioned, withheld or delayed.  The Indemnitor shall afford the Indemnitee the opportunity to participate in, though counsel chosen by the Indemnitee, but not control, any defense or settlement of any Proceeding controlled by the Indemnitor pursuant to Section 11.4.

(c)          If the Indemnitor fails to notify the Indemnitee within twenty (20) days after receipt of notice of such Proceeding pursuant to Section 11.4(a) that the Indemnitor elects to assume the defense of the Proceeding, or to the extent that the Indemnitor elects not to assume the defense or is not entitled to assume or control the defense in accordance with this Section 11.4, then the Indemnitee shall have the right to assume and control the defense of the Proceeding and shall be reimbursed for its reasonable costs and expenses (including any attorney’s fees) incurred in connection therewith.  If the Indemnitee assumes its own defense of a Proceeding, the Indemnitee shall keep the Indemnitor reasonably informed as to the status of, and any material developments related to, the Proceeding, provide to the Indemnitor any documentation or information reasonably requested by the Indemnitor relating to such Proceeding, and shall consult with the Indemnitor, and consider in good faith the Indemnitor’s views, with respect to the defense strategy and budget for such Proceeding.  The Indemnitee shall not, without the written consent of the Indemnitor (which written consent shall not be unreasonably withheld, delayed or conditioned), pay, compromise or settle any such Proceeding.

11.5          Limits on Indemnification; Payment of Indemnifiable Damages.

(a)         All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate at and shall not survive the Closing; provided, however, that such termination shall not effect Purchaser’s ability to make any claim under the R&W Insurance Policy.  The Purchaser Indemnified Persons’ remedy for breaches of representations and warranties by Seller shall be satisfied solely from the R&W Insurance Policy and not in any event satisfied by or recoverable from Seller, except in the case of Fraud with respect to the representations and warranties set forth in Article 4; provided, however, that Seller shall reimburse Purchaser for an amount equal to one-half of the R&W Policy Retention Amount to the extent required pursuant to Section 11.9.  NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN THIS AGREEMENT, PURCHASER ACKNOWLEDGES AND AGREES, ON BEHALF OF ITSELF AND EACH OF ITS AFFILIATES AND OTHER PURCHASER INDEMNIFIED PERSONS, THAT NEITHER SELLER, NOR ANY OF ITS AFFILIATES SHALL HAVE ANY DIRECT OR INDIRECT LIABILITY (DERIVATIVELY OR OTHERWISE) WITH RESPECT TO ANY BREACH OR INACCURACY OF ANY REPRESENTATION OR WARRANTY UNDER THIS AGREEMENT, EXCEPT IN THE CASE OF FRAUD WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 4 AND SELLER’S OBLIGATION TO REIMBURSE PURCHASER FOR AN AMOUNT EQUAL TO ONE-HALF OF THE R&W POLICY RETENTION AMOUNT TO THE EXTENT REQUIRED PURSUANT TO SECTION 11.9.  PURCHASER FURTHER ACKNOWLEDGES AND AGREES, ON BEHALF OF ITSELF AND EACH OF ITS AFFILIATES AND OTHER PURCHASER INDEMNIFIED PERSONS, THAT FOLLOWING THE CLOSING PURCHASER’S ONLY RECOURSE IN THE EVENT OF ANY BREACH OR INACCURACY OF ANY REPRESENTATION OR WARRANTY SHALL BE TO FILE A CLAIM UNDER THE R&W INSURANCE POLICY, EXCEPT IN THE CASE OF FRAUD WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 4.

(b)          In the event a state of facts exists that would allow a Purchaser Indemnified Person to seek recovery under either the R&W Insurance Policy or Section 11.1, such Purchaser Indemnified Person must first seek recovery of such Damages under the R&W Insurance Policy, whether or not there is any retention amount due.

(c)          In the case of Purchaser Damages pursuant to Section 11.1 or Seller Damages pursuant to Section 11.2(a) and Section 11.2(b), the amount of indemnification payments to which an Indemnitee shall be entitled under this Article 11 shall be made within five (5) Business Days after the date: (a) the amount of such payments are determined by written agreement between the Indemnitee and the Indemnitor; or (b) both such amount and the Indemnitor’s obligation to pay such amount have been determined by a final Order of any court of competent jurisdiction.  The Order of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.  Any indemnification of the Purchaser Indemnified Parties pursuant to this Article 11 shall be effected by wire transfer of immediately available funds from Seller to an account designated by Purchaser, and any indemnification of the Seller Indemnified Parties pursuant to this Article 11 shall be effected by wire transfer of immediately available funds to an account designated by Seller.

11.6          Remedies Exclusive.  With the exception of the rights of the parties under Section 12.15 and any claims of Fraud with respect to the representations and warranties set forth in Article 4 and Article 5 which are proven and upon which a judgment entered in the involved proceeding shall be expressly based, Seller and Purchaser expressly agree that from and after the Closing the provisions of this Article 11 shall be the sole and exclusive remedy for all claims of breach or indemnification pursuant to this Agreement; provided, however, that the foregoing shall not limit any rights or remedies and for all claims pursuant to the other Transaction Agreements.

11.7          Adjustment to Damages.

(a)          The amount of any Damages for which indemnification is provided under Section 11.1 or Section 11.2 shall be net of (i) any amounts actually recovered by the Indemnitee pursuant to any indemnification by, or indemnification agreement with, any third party that is not an Affiliate of the Indemnitor, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received from any third party that is not an Affiliate of such Indemnitor as an offset against such Damages (each third party that is not an Affiliate of such Indemnitor referred to in clauses (i) and (ii), a “Collateral Source”) and (iii) any Tax benefit available to such Indemnitee or its Affiliates that is attributable to such Damages.  If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 11.1 or Section 11.2 is received after payment by the Indemnitor of any amount otherwise required to be paid to an Indemnitee pursuant to this Article 11, the Indemnitee shall repay to the Indemnitor, promptly after such receipt, any amount that the Indemnitor would not have had to pay pursuant to this Article 11 had such receipt been made at or prior to the time of such indemnification payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnitor pursuant to Section 11.1 or Section 11.2. The provisions of this Article 11 are not intended to permit duplicate recoveries on the same Damages.

(b)          Each Indemnitee must mitigate in accordance with Legal Requirements any Damages for which such Indemnitee seeks indemnification under this Agreement. If such Indemnitee mitigates its Damages after the Indemnitor has paid the Indemnitee under any indemnification provision of this Agreement in respect of such Damages, the Indemnitee must notify the Indemnitor and pay to the Indemnitor the extent of the value of the benefit to the Indemnitee of that mitigation, promptly after such benefit is received.  Each Indemnitee and its Affiliates shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under this Article 11.

11.8          Tax Treatment of Indemnification.  For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment (including all payments under the R&W Insurance Policy, which is an integral term of this transaction) under this Agreement as an adjustment to the Purchase Price unless otherwise required by a Final Determination.

11.9          Reimbursement.  In the event the R&W Insurance Company determines that Purchaser is entitled to indemnification under the R&W Insurance Policy with respect to any loss, but that the retention under such policy is not yet satisfied, then upon Purchaser’s delivery of written notice of such to Seller, Seller shall promptly pay to Purchaser an amount equal to one-half of such indemnifiable losses in immediately available funds; provided, that in no event shall Seller be responsible for an amount exceeding fifty percent (50%) of the R&W Policy Retention Amount.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1          Expenses.  Whether or not the Transactions are consummated, unless otherwise indicated expressly herein, each party shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel.

12.2          Interpretation.  Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to, this Agreement, unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (g) the headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (h) references to “$” shall mean United States dollars and (i) the word “or” is not exclusive.

12.3          Entire Agreement.  This Agreement, including the other documents, agreements, Exhibits and Schedules specifically referred to herein, constitutes the entire agreement between and among the parties hereto with regard to the subject matter hereof, and supersedes all prior agreements and understandings by or among the parties hereto or any of their respective Affiliates with regard to such subject matter, whether written or oral.  Except for the Confidentiality Agreement, there are now no agreements, representations or warranties between or among the parties other than those set forth in the Agreement or the documents and agreements contemplated in this Agreement.

12.4          Amendment, Waivers and Consents.  This Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement or amendment signed by the parties.  Any party may waive compliance by any other party with any of the covenants or conditions of this Agreement, but no waiver shall be binding unless executed in writing by the party making the waiver.  No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  Any consent under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

12.5          Successors and Assigns.  This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided, however, that no party hereto may assign any right or obligation hereunder without the prior written consent of all other parties hereto.  Notwithstanding the foregoing, Purchaser may assign this Agreement or any of its rights or obligations hereunder to any Affiliate of Purchaser without Seller’s prior written consent (but with notice to Seller).  Notwithstanding anything in this Section 12.5 to the contrary, no assignment shall relieve the assigning party of its obligations hereunder.

12.6          Governing Law.  The rights and obligations of the parties shall be governed by, and this Agreement shall be interpreted, construed and enforced in accordance with, the laws of the State of Delaware, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

12.7          Jurisdiction; Waiver of Jury Trial.

(a)          Any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or related hereto shall be brought in the courts of the State of Delaware, or in the United States District Court for the District of Delaware, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.  The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement.  Each of the parties to this Agreement agree that service of any process, summons, notice or document by United States mail to such party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 12.7.

(b)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION, PROCEEDING OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.8          Rules of Construction.  The parties acknowledge that each party has read and negotiated the language used in this Agreement.  The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement.

12.9          Severability.  If any provision of this Agreement, as applied to either party or to any circumstance, is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, and the Parties agree to negotiate in good faith to replace such illegal, unenforceable or void provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

12.10          Exhibits and Schedules.  All Exhibits and Schedules attached hereto shall be deemed to be a part of this Agreement and are fully incorporated in this Agreement by this reference.  Disclosure in any Schedule shall qualify (a) the corresponding Section of the Agreement to which such Schedule refers and (b) any other Sections of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other Sections.

12.11          Notices.  Any notice required or permitted to be given hereunder shall be sufficient if in writing and (a) delivered in person or by express delivery or internationally recognized overnight courier service, (b) sent by facsimile or email of a PDF document or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested.  Each notice shall be deemed given when so delivered personally, or sent by facsimile or email transmission (provided that in each case no “bounceback” or similar “undeliverable” message is received by the sender thereof), or, if sent by express delivery or internationally recognized courier service one (1) Business Day after being sent, or if mailed, five (5) Business Days after the date of deposit in the mail.  A notice of change of address or facsimile number shall be effective only when done in accordance with this Section 12.11.

To Purchaser at:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095
Email: Brian.Lloyd@merit.com
Attention: Brian Lloyd, Chief Legal Officer

With copies to: (which shall not constitute notice to Purchaser):

Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
Email: mschefer@parrbrown.com
Attention: Michael J. Schefer

To Seller at:

AngioDynamics, Inc.
14 Plaza Drive
Latham, New York 12110
E-mail:	strowbridge@angiodynamics.com
Attention:	Stephen A. Trowbridge, Executive Vice President
and Chief Financial Officer

With copies to: (which shall not constitute notice to Seller):

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
E-mail:	william.mills@cwt.com
braden.mccurrach@cwt.com
Attention:	William P. Mills
Braden K. McCurrach

12.12          Rights of Parties.  Except for Purchaser Indemnified Persons and Seller Indemnified Persons, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the Liabilities of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

12.13          Public Announcements.  Except as may be required by applicable Legal Requirements or stock exchange rules, no party to this Agreement or any Affiliate or Representative of such party shall make any public announcements or otherwise communicate with any news media in respect of this Agreement or the Transactions without prior consent of the other parties, such consent not to be unreasonably withheld, and prior to any announcement or communication the parties shall cooperate as to the timing and contents of any such announcement or communication.

12.14          Counterparts.  This Agreement may be signed in any number of counterparts, including facsimile copies thereof or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12.15          Specific Performance.  The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached.  It is hereby agreed that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief.  Such remedies, and any and all other remedies provided for in this Agreement, shall, however, be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party may otherwise have. Each of the parties hereby acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.  Each of the parties further acknowledges and agrees that injunctive relief and/or specific performance will not cause an undue hardship to such party.

12.16          Electronic Data Room Materials.  No information or document will be considered to have been “made available” to Purchaser unless it was uploaded no later than 9:00 a.m. (Eastern time) on the Business Day prior to the date of this Agreement to the electronic dataroom hosted by Sharepoint, a copy of which Seller shall deliver to Purchaser on one or more DVDs (or other digital storage device as Purchaser and Seller agree) at Closing, and was fully accessible to Purchaser and its Representatives through the earlier of the Closing or the termination of this Agreement.

12.17          Further Assurances.  Subject to the terms and conditions of this Agreement, prior to and after the Closing, each party shall prepare, execute and deliver such further instruments and shall use its commercially reasonable efforts to take or cause to be taken such other further action, as any party shall reasonably request of the other party to consummate the terms and provisions of this Agreement.

12.18          Bulk Transfers.  Purchaser waives compliance with the provisions of all applicable Legal Requirements relating to bulk transfers in connection with the transfer of the Purchased Assets.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase Agreement as of the date first above written.

PURCHASER:

MERIT MEDICAL SYSTEMS, INC.

By:	/s/ Fred P. Lampropoulos
Name:	Fred P. Lampropoulos
Title:	Chairman and CEO

SELLER:

ANGIODYNAMICS, INC.

By:	/s/ Stephen A. Trowbridge
Name:	Stephen A. Trowbridge
Title:	EVP and CFO

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

“Accounts Receivable” shall have the meaning specified in Section 1.2(a).

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, however, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Agreement” shall have the meaning specified in the Preamble.

“Anti-Corruption Laws” shall mean all applicable federal, state and foreign Legal Requirements relating to the prevention or prohibition of corruption, bribery, kickbacks, conflicts of interest and off-label, false or misleading promotion, advertising or marketing of medical devices, including the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the United States Anti-Kickback Statute, the United States Stark Law, the United States Physician Payments Sunshine Act, and implementing regulations of these acts, statutes and similar laws.

“Assigned Contracts” shall have the meaning specified in Section 1.1(c).

“Assignment Consent” shall have the meaning specified in Section 1.5(a).

“Assumed Liabilities” shall have the meaning specified in Section 1.3.

“Assumed Pre-Closing Warranty and Recall Liabilities Amount” shall have the meaning specified in Section 1.3(c).

“Books and Records” shall have the meaning specified in Section 1.1(f).

“Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are closed in New York, New York.

“Business Records” shall have the meaning specified in Section 7.3.

“Closing” shall have the meaning specified in Section 3.1.

“Closing Date” shall have the meaning specified in Section 3.1.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Collected Information” shall have the meaning specified in Section 4.6(h).

“Confidential Information” shall mean all Trade Secrets and other confidential and/or proprietary information of a Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulae, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

“Confidentiality Agreement” shall mean that certain confidentiality agreement between Purchaser and Seller, dated March 24, 2023.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

“Contract” shall mean any agreement, contract, obligation, promise, understanding, arrangement, commitment, lease, license or undertaking of any nature.

“Contract Manufacturing Agreement” shall have the meaning specified in Section 3.2(e).

“Copyrights” shall mean all rights in works of authorship, including all copyrights, mask works, and all registrations and applications for the foregoing and all statutory and common law rights related thereto, in any jurisdiction, including any prosecution and litigation files, extension, modification, or renewal of any such registration or application.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard,” shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guideline or recommendation by any Governmental Authority or industry group in connection with or in response to COVID-19 pandemic, including the CARES Act.

“Damages” shall mean and include any Liability, loss, damage, injury, settlement, judgment, award, fine, penalty, Tax, Proceeding, cost, fee or expense of any nature, including the cost of enforcing any right to indemnification hereunder (including reasonable fees and expenses of counsel, consultants, experts and other professional fees), irrespective of whether arising directly or indirectly from third-party claims and the cost of pursuing insurance providers.

“Employee Plan” shall mean any “employee benefit plan” (as defined in section 3(3) of ERISA, regardless of whether subject to ERISA), and each other material agreement, plan, program, fund, policy, contract or arrangement (whether written or unwritten) providing compensation, benefits, pension, retirement, profit sharing, stock bonus, stock option, stock purchase, phantom or stock equivalent, bonus, incentive, deferred compensation, vacation, life insurance, death benefit, sick pay, disability, severance, termination indemnity, seniority pay, holiday pay, fringe benefit or similar employee benefits covering any employee or former employee of Seller or any ERISA Affiliate of Seller, or the beneficiaries and dependents of any employee or former employee of Seller any ERISA Affiliate of Seller, regardless of whether it is mandated any applicable Legal Requirement, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, deed of trust, security interest, covenant, option, right of first refusal or other encumbrance of any kind.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company) or other similar entity.

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants, wastes, chemicals or public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety or (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any other Person that, together with Seller, would be treated as a single employer under section 414 of the Code.

“Excluded Assets” shall have the meaning specified in Section 1.2.

“Excluded Liability” shall have the meaning specified in Section 1.4.

“Export-Import Laws” shall mean all applicable United States and foreign Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations and the EU Dual Use Regulation.

“FDA” shall mean the United States Food and Drug Administration or any successor agency.

“Final Determination” shall mean (a) with respect to U.S. federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD (or successor form) and (b) with respect to Taxes other than U.S. federal income Taxes, any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through Proceedings or otherwise, including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations.

“Financial Information” shall have the meaning specified in Section 4.4(a).

“Fraud” of a party shall mean actual fraud (under the laws of the State of Delaware) with respect to the making of the representations or warranties contained in this Agreement (and not, for the avoidance of doubt, constructive fraud, equitable fraud or promissory fraud or negligent misrepresentation or omission, or any form of fraud based on recklessness or negligence).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“General Assignment and Bill of Sale” shall have the meaning specified in Section 3.2(a).

“Governmental Approval” shall mean any permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted or given by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Governmental Authority” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) United States or non-United States, individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, arbitral, regulatory, police, military or taxing authority or power.

“Indemnitee” shall have the meaning specified in Section 11.4(a).

“Indemnitor” shall have the meaning specified in Section 11.4(a).

“Intellectual Property License Agreement” shall have the meaning specified in Section 3.2(f).

“Intellectual Property Rights” shall mean any or all rights in and to intellectual property anywhere in and throughout the world, including (i) Patent Rights, Trade Secrets, Copyrights, and Trademarks, (ii) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world, (iii) any rights in computer software, data, and databases, (iv) rights of publicity, and (v) any claims or causes of action, including the right to sue, for past, present and future infringement, misappropriation, dilution, or any other violation of any of the foregoing.

“Legal Requirement” shall mean any law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion Order, regulatory guidance or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority including any (a) technical or scientific standard to which adherence is required by any Governmental Authority and (b) any rules or policies of non-governmental accreditation or oversight bodies applicable to medical devices and related accessories, including the Products.

“Liabilities” shall mean any and all liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including those arising under any Proceeding or Legal Requirement, and those arising under any Contract.

“Licenses” shall have the meaning specified in Section 4.8(c).

“Material Adverse Effect” shall mean, any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, is or would reasonably be expected to have a materially adverse effect on the Purchased Assets, Assumed Liabilities and Products, taken as a whole; provided, however, that any events, changes or effects will not be deemed to constitute a Material Adverse Effect to the extent resulting from: (i) general changes or conditions in legal, tax, economic, political, regulatory or market conditions, including any changes affecting financial, credit or capital market conditions, or in the industries (or therapeutic areas) in which any of the Products operate, including changes in any markets that supply materials for the Products or in which customers of the Products operate; (ii) acts of war, terrorism or armed hostilities (or the continuation or escalation of the foregoing); (iii) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural or man-made disaster or acts of God; (iv) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), curfews or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof) or material worsening of such conditions; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the express written consent of or at the express written request of Purchaser; (vi) the announcement of this Agreement or consummation of the Transactions; and (vii) any failure by Seller or the Products to meet internal projections or forecasts for any period (provided that the underlying causes of such failure may be taken into account in determining whether there has been a Material Adverse Effect); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Products or the Purchased Assets compared to other similarly situated participants in the industries in which the Products are sold (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred).

“Material Contracts” shall have the meaning specified in Section 4.9(a).

“Non-Assignable Asset” shall have the meaning specified in Section 1.5(a).

“Non-Paying Party” shall have the meaning specified in Section 9.3.

“Order” shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

“Ordinary Course of Business” shall mean the operation of the business of Seller relating to the Products in the usual and customary way and consistent with their past practices, giving effect to any adjustments and modifications thereto taken in response to or as a result of COVID-19 Measures.

“Patent Assignment” shall have the meaning specified in Section 3.2(c).

“Patent Rights” shall mean all patents, utility models, and industrial designs, and applications therefor, and all reissues, divisions, re-examinations, revisions, renewals, extensions, adjustments, reissues, provisionals, continuations, continuations-in-part thereof, and counterparts, invention disclosures, and all rights of priority related to any of the foregoing in any jurisdiction, including any prosecution and litigation files for any of the foregoing.

“Paying Party” shall have the meaning specified in Section 9.3.

“Permit” shall have the meaning specified in Section 4.11.

“Permitted Encumbrance” shall mean (a) statutory Encumbrances for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) mechanics’, materialmen’s, architects’, warehousemen’s, landlords’ and other like statutory Encumbrances arising or incurred in the Ordinary Course of Business, either securing payments not yet due or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been set aside; and (c) zoning, building codes and other land use laws that do not materially impair the value, merchantability or continued use of the Purchased Assets.  For the avoidance of doubt, any Encumbrance arising under the Code or ERISA in connection with any Employee Plan is not a Permitted Encumbrance.

“Person” shall mean any individual, Entity or Governmental Authority.

“Post-Closing Tax Period” shall mean any taxable period (or portion of a Straddle Period) beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period (or portion of a Straddle Period) ending on or before the Closing Date.

“Proceeding” shall mean any action, claim, charge, complaint, demand, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation brought, conducted or heard at law or in equity before any Governmental Authority.

“Products” shall have the meaning specified in the Recitals.

“Promotional Material” shall have the meaning specified in Section 1.1(h).

“Property Tax” shall mean all real property Taxes, personal property Taxes, intangible property Taxes and similar ad valorem Taxes.

“Purchase Price” shall have the meaning specified in Section 2.1.

“Purchase Price Allocation” shall have the meaning specified in Section 9.1(a).

“Purchased Assets” shall have the meaning specified in Section 1.1.

“Purchased Intellectual Property” shall have the meaning specified in Section 4.8(a).

“Purchased Inventory” shall have the meaning specified in Section 1.1(a).

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Assignment and Assumption Agreements” shall have the meaning specified in Section 3.2(b).

“Purchaser Damages” shall have the meaning specified in Section 11.1.

“Purchaser Indemnified Persons” shall have the meaning specified in Section 11.1.

“Purchaser Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other such events, changes or effects, would reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect on the ability of Purchaser to consummate the Transactions contemplated hereby or (b) cause a material delay in the ability of Purchaser to consummate the Transactions contemplated hereby.

“Purchaser Licensed Intellectual Property” shall mean Purchased Intellectual Property listed on Schedule 7.7(b).

“Recalls” shall have the meaning specified in Section 7.6.

“Registered Intellectual Property Rights” shall mean, in any jurisdiction, all: (i) Patent Rights; (ii) registered Trademarks and pending applications to register Trademarks; (iii) Copyright registrations, pending applications to register Copyrights, and Copyright renewals; (iv) domain name registrations; (v) branded accounts on any social medial networks; and (vi) any other Intellectual Property Rights that are the subject of a pending application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Government Authority or other organization at any time.

“Regulatory Authority” shall mean any federal, national, state, foreign or multinational Governmental Authority (including the FDA) that has jurisdiction or oversight over (a) the research, development, approval, clearance, marketing, manufacture, labeling, sale, import, export and distribution of medical devices and technology, (b) federal healthcare programs under which such medical devices are purchased or reimbursed, or (c) the protection of personal healthcare information.

“Representatives” shall mean, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers, consultants and agents.

“Restricted Business” shall mean the researching, testing, designing, developing, manufacturing, commercializing, distributing and/or selling of products that directly compete with the Products as existing as of the Closing Date.

“R&W Insurance Company” means the provider of R&W Insurance Policy selected by Purchaser, prior to Closing on the terms and subject to the conditions set forth herein.

“R&W Insurance Policy” shall mean the buyer-side representation and warranty insurance policy obtained by Purchaser.

“R&W Policy Retention Amount” means the aggregate amount of retention set forth in the R&W Insurance Policy.

“Sanctioned Country” shall mean any country or region that is the target of comprehensive United States economic sanctions, including currently Cuba, Iran, Sudan, Syria, North Korea, and the Crimea region of Ukraine.

“Sanctioned Person” shall mean any Person that is the target of sanctions or restrictions under Sanctions Laws or Export-Import Laws, including: (a) any Person listed on any applicable United States or foreign sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any entity that is, directly or indirectly, Controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” shall mean all United States and foreign Laws relating to economic sanctions, including those administered or enforced by the United States (including by OFAC or the United States Department of State), the United Nations Security Council, and the European Union.

“Seller” shall have the meaning specified in the Preamble.

“Seller Damages” shall have the meaning specified in Section 11.2.

“Seller Disclosure Schedule” shall have the meaning specified in Article 4.

“Seller Indemnified Persons” shall have the meaning specified in Section 11.2.

“Seller R&W Premium Amount” shall mean fifty percent (50%) of the total premium costs of the R&W Insurance Policy.

 “Seller Licensed Intellectual Property” shall mean the Intellectual Property Rights listed on Schedule 7.7(a).

“Seller’s Knowledge”, “Knowledge of Seller” and similar phrases shall mean the actual knowledge of the following persons, after due inquiry: (i) James Clemmer; (ii) Stephen Trowbridge; (iii) Benjamin Davis; (iv) Peter Flora; (v) Chad Campbell; (vi) Chris Davis; (vii) David Helsel; (viii) Russ Howie; (ix) Stuart Holbrook; and (x) Warren Nighan.

“Shared Contracts” shall mean all Contracts listed on Schedule 1.6, which relate in part, but not exclusively, to the Products.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.

“Sublicense Agreement” shall have the meaning specified in Section 3.2(h).

“Subsidiary” shall mean, with respect to any Person, any Entity in which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean all forms of taxation imposed by any Tax Authority, including all national, state or local taxation (including income, value added, occupation, real and personal property (tangible and intangible), social security (or similar), gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, occupation, windfall profit taxes, stamp duty, customs, estimated and other taxes), together with any interest, penalties, and additions to tax related thereto. For clarity, Taxes include any amounts described in the immediately preceding sentence imposed on or assessed against any Person for which Seller or its Affiliates have Liability by Contract, as successor or transferee, or otherwise under applicable Legal Requirements.

“Tax Authority” shall mean a Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Claim” shall mean any action, suit, proceeding, investigation, audit or claim with respect to Taxes made or initiated by any Tax Authority.

“Tax Contest” shall have the meaning specified in Section 9.1(d).

“Tax Return” shall mean any report, return, statement, declaration, notice, certificate or other document filed or required to be filed with any Tax Authority in connection with the determination, assessment, collection or payment of any Tax.

“Third Party Intellectual Property” shall have the meaning specified in Section 4.6(c).

“Trade Control Laws” shall have the meaning specified in Section 4.16.

“Trade Secrets” shall mean all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, clinical study data, formulae, processes, manufacturing information, procedures, inventions, or marketing information, and all other non-public information primarily related to the Products, and all claims and rights related thereto.

“Trademark Assignment” shall have the meaning specified in Section 3.2(c).

“Trademarks” shall mean any and all trademarks, service marks, trade dress, logos, slogans, trade names, and other source identifiers, all applications and registrations therefor, all common law rights therein and thereto, and all goodwill associated with any of the foregoing in any jurisdiction, including any prosecution and litigation files, extension, modification, or renewal of any such registration or application.

“Transaction Agreements” shall mean this Agreement and the General Assignment and Bill of Sale, the Purchaser Assignment and Assumption Agreements, the Patent Assignment, the Trademark Assignment, the Transition Services Agreement, the Contract Manufacturing Agreement, the Intellectual Property License Agreement, the Sublicense and any other agreements or instruments executed pursuant hereto.

“Transaction Confidentiality Agreement” shall mean any right or interest of Seller or any Affiliate of Seller under any confidentiality agreement entered into by Seller or any Affiliate of Seller, solely to the extent relating to information of a proprietary or confidential nature concerning the Products.

“Transaction(s)” shall mean, collectively, the transactions contemplated by this Agreement.

“Transfer Taxes” shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, or similar Taxes that may be imposed in connection with the transfer of Purchased Assets.

“Transition Services Agreement” shall have the meaning specified in Section 3.2(d).

“Treasury Regulation” shall mean the regulations promulgated under the Code by the United States Treasury and Internal Revenue Service.